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05007619

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 04 2005
THOMSON FINANCIAL

FILE NO. 82- 5223 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/13/05

ANNUAL REPORT 2004

GOLDAS







CONTENTS







COMPANY PROFILE

Being incorporated in 1993 by Yalınkaya Group, Goldas Jewellery Inc. manufactures gold jewellery of 8, 9, 10, 14, 18, 21, 22 and 24 carats and silver jewellery of 925 carats.

Conducting ISO-9001 certified production in the facilities located in Istanbul with a covered area of 4,500 sqm, Goldas has an annual production capacity of 14 tonnes.

Using the latest technology in every stage of design and production, Goldas established the first R&D laboratory in the sector. There are more than 60,000 models in the portfolio of the company that launches 5,000 new products every year with a staff of nearly 300.

Being an affiliate company of Goldart Holding, the first holding specialized in gold; Goldas Jewellery ranked 141st in the research named "Top 500 Turkish Companies" issued by the Istanbul Chamber of Industry in 2003.

Being the only publicly-held company quoted on Istanbul Stock Exchange (ISE) in its sector, American Deposit Receipts of Goldas Jewellery are being traded on Frankfurt Stock Exchange and USA OTC market.

Goldas is a member of International Precious Metals Institute (IPMI) and the London Bullion Market Association (LBMA).

Currently exporting products to 40 countries in 5 continents, Goldas has been participating in all important fairs in the sector.

Goldas has representative offices in UK, USA, Germany, Russia, UAE, Thailand, South Africa and China, and makes worldwide on-line sales through its website at www.goldas.com

INVESTOR INFORMATION

Share Information:

Stock Exchange	Share Code	Share Type
Istanbul S.E.	GOLDS	C Type
Frankfurt S.E.	GKUA	ADR
USA-OTC	GDASY	ADR

Investor Relations:

24, Kayalar Sokak Merter, 34169
Istanbul / Turkey
Tel : 90 (212) 637 4000
Fax : 90 (212) 637 4007-08
E-mail : investorrelations@goldas.com






LBMA


@rating

CHAIRMAN'S MESSAGE



Hasan Yalınkaya

Hasan Yalınkaya, the Chairman of Goldas Jewellery, was born in Denizli in 1950. Being graduated from Galatasaray Lycee and Bosphorus University, Department of Mechanical Engineering, Hasan Yalınkaya established Goldas with his brother Mehmet Sedat Yalınkaya.

Hasan Yalınkaya is married with two children.

OUR MISSION

To become an institution that contributes to the joy of life, guarantees the future, is useful to its employees and business partners, adds value to economy and mankind by combining the human intelligence and skills that have been creating everlasting beauties since the beginning of history with technology and system, and providing products that do not lose their beauty and elegance in time.

OUR VISION

To create projects that combine the future and the past relating to the art of jewellery that is the cultural inheritance of mankind history, and to support the studies carried out.

To prepare and present historical and modern, authentic presentations and collections in order to create brand appreciation and recognition.

To increase the quality of lives by making people wear jewellery and elegant symbols.

To do researches on the life adventures of mankind and the formation of future trends in this direction; and to create trends especially for gold.

To produce elegant, handy, quality and affordable licensed or authentically designed products on a continuous and timely basis by using proper technologies and offer them to the masses through advanced business processes.

To increase the quantity of and turnover from licensed products.

To become an important player in the international trading of precious metals, particularly gold.

To implement GOLDAS MISSION within the framework of "Long Term Business Principles" by establishing strategies, structures and systems that comply with the above mentioned comprehensive themes, and managing the right people with high motivation and leadership.

Dear partners and investors,

Replacing the instability and uncertainty with confidence in 2004, Turkish economy showed a great performance both in public and private sectors. We are witnessing a continuous change in Turkey in every field. In addition to the improvement in economic indicators, Turkey has also showed significant improvements concerning the integration into European Union. The confidence towards Turkey in the global markets has reached a new dimension with the starting date of the negotiations determined in Brussels on December 17th. Now, we see that people abroad speaks on what Turkey has been achieving and will do afterwards instead of what Turkey could not achieve. We all have high hopes for the future in the light of the improvements seen in Turkey.

This hope and confidence also encourage Goldas to achieve our goals and reach the better. Being established with a vision and purpose to become an international brand, Goldas continued to grow thanks to reliance from its business partners and customers in its 11th year. Now, we are proud to say that Goldas is a global brand.

We continued our growth in local and global markets in 2004. Our efforts to establish new export markets and deliver Goldas products to the consumers all around the world continued without slowing down. The number of our foreign representative offices became eight with the inuaguration of China, which was one of our priorities in our goals for growth. Contributing to the Goldas brand recognition as well as turnover thereof, Goldas' international sales points have become more powerful with the participation of two new stores in Russia. The richness obtained from the economic development and the enormity of the population's tendency to consume has made Russia and China markets attractive. We aim to grow in Russia and China with new Goldas dealers in the new term.

2004 also witnessed steps that realized our willingness to exist in every stage of gold. We completed the establishment of Goldas Precious Metals Trading Inc. that is 99.99 % owned by Goldas Jewellery and will make Goldas an important player in the global gold markets. Trading every kind of precious metals, particularly gold, and being active in international precious metals exchanges and markets as well as Turkish markets, the second stage has been completed with the acceptance of the company's membership in Istanbul Gold Exchange. Achievement of the second rank of the top five trading companies in Istanbul Gold Exchange in 2004 was an improvement that made us proud.

One of the satisfactory news in the last days of the year was our membership in The London Bullion Market Association (LBMA), which is based in London, the center of global precious metals trade, and accepts the membership of only the world's leading companies in the field of gold. Being a member of International Precious Metals Institute (IPMI) since 2002, Goldas has become the first and the only Turkish company with its membership gained thanks to the power of its financial structure, proven presence in the sector and the international credibility.

Having a significant place in Goldas product portfolio, the licensed products continued to grow with new agreements. The jewellery and accessories of Chelsea FC, Club Brugge and PSV Eindhoven that are famous teams of world football, Trabzonspor Football Club from Turkey, National Basketball Association (NBA) and Hugo will be produced with Goldas quality in Turkey and several countries of the world.

We took steps in order to diversify our existing product portfolio with new products and brands in addition to the licensed products. Being the final result of our continuous investments in technology and R&D since our establishment, Goldas ChipGold can be shown as the best example for this. We offer ChipGold in special packages designed in the form of a credit card and function as a quality certificate, and designed ChipGold to be used as an investment and a gift with different gram alternatives. With Goldas ChipGold, we presented the gold as an instrument for investment in addition to jewellery and accessories.

Strengthening our existing brands together with our investments in new brands is one of our important activities. As the number of sales points continues to increase, we completed studies on the store concept development for Silver D'sign, a brand in silver jewellery and accessories that are being produced in Goldas facilities. In the next term, we will see the rapid expansion of Silver D'sign stores in Turkey and in the world.

Development of the production infrastructure that creates the required environment to implement all these developments, investments in technology and R&D, integration of quality processes into the entire organization, human resources and the reorganization in the company will be continued increasingly in the next term. Our aim is to maintain our constant and stable growth.

I hereby thank to our investors and all Goldas friends for their confidence and reliance on Goldas, and wish to witness Goldas's growth together.

Sincerely yours,



Hasan Yalınkaya

General Manager's Message



Mehmet Sedat Yalınkaya

Mehmet Sedat Yalınkaya, the General Manager of Goldas Jewellery, was born in Istanbul in 1957. He graduated from Kültür College and Bosphorus University, Department of Electronics.

Mehmet Sedat Yalınkaya is married with three children.

Our dear partners, employees and customers,

We completed another financial year. Goldas has completed its 11th year by many achievements. 2004 has been an efficient year for Goldas. Our turnover has reached NTL 692 million with an increase of 130% in 2004. Our export that stagnated in 2003 had an increase of 88% this year. NTL 3.5 million of profit has been calculated in this year's financial statements that were revised according to the inflation.

Our total assets have reached NTL 193 million, and our equity has increased to NTL 133 million. The number of our staff that we enriched with new recruitments in this year has become 290.

Istanbul Stock Exchange National-100 Index closed 2004 with a historical record of 24.971 points with an average increase of 34.08 percent, which ended 2003 at 18.625 points. The annual increase in average trading volume has reached 41.93%.

Beginning 2004 at NTL 0.86, Goldas stock completed the year 2004 at 1.27 level. The daily average trading volume of Goldas stock has become 2.6 million dollars. Our investors have realized a higher return than Istanbul Stock Exchange (ISE) by obtaining 48% return from Goldas stocks in 2004.

2004 has been a structuring year in which the vision and the mission were revised, long-term business philosophy was established, and studies on comprehensive strategic planning and budgeting were started for Goldas. We predict that the growth of Goldas will continue increasingly in the following years with the help of the implementation of these studies and investment plans.

Goldas has been going forward to become an important player not only in the jewellery sector but also in global gold markets in the following terms. Our investments in this field will continue.

As long as Turkey achieves to maintain the benefits gained from the economic stability, it will attract investors. Turkish jewellery sector is one of the leading sectors that have an important export capacity in our country that stands ahead of the other developing countries. Our sector has been developed with the efforts of pioneers like Goldas will continue to add value to our country.

I hereby thank to all of our partners, employees and customers for their contribution to Goldas.

Very truly yours,

Mehmet Sedat Yalınkaya



COMPANY HISTORY

1993 Goldas Jewellery was established in 1993 by the Yalınkaya Group.

1994 The US representative office was founded.

1998 Goldas acquired ISO-9001 quality certificate.

The UK representative office was launched.

The Atatürk Airport Free Trade Zone Branch was opened.

1999 Goldas was listed on the Istanbul Stock Exchange.

2000 The steps to Turkey's first jewellery retail chain were taken.

The first R&D laboratory in the Turkish jewellery sector was established by Goldas.

2001 Goldas's ADRs were listed on both the US OTC market and Frankfurt Stock Exchange.

2002 The Tübitak Marmara Research Center Branch of Goldas was launched.

UAE, Russia, Germand and Thailand representatives were launched.

Goldas took its place under Goldart Holding.

The first overseas stores with the Goldas name were opened in UAE and Germany.

Goldas joined the International Precious Metals Institute (IPMI).

2003 Representative office was opened in South Africa.

Goldas stores were launched in Russia.

Goldas created a new silver brand: Silver D'sign.

2004

Goldas Jewellery became the sole Turkish member of London Bullion Market Association (LBMA).

Chelsea F.C., NBA, Trabzonspor, Clup Brugge, Hugo, PSV Eindhoven, Spider Man and Pink Panther have been added to the licensed products of Goldas.

An additional agreement was signed with The Walt Disney Company (Germany) GmbH Company on being the only authorized manufacturer and seller of Walt Disney products and characters in Turkey, Middle East and Russian Federation as well as Germany, Austria and Switzerland.

Goldas introduced its new gold bar brand to the market: ChipGold.

China representative office has been launched.

Two new Goldas stores have been opened in Russia.

Goldas Precious Metals Trading Inc., which will make Goldas an important player in the world's gold and precious metals markets has been established. Right after its establishment, Goldas Precious Metals became a member of Istanbul Gold Exchange.

INSIGHT TO 2004

Turkish Economy in 2004

2004 witnessed positive developments for Turkey. The financial policy carried out in 2004 has been successful. The budgetary deficit was under the expected level. The interest rates decreased and economic growth, which was faster than expected, increased the tax revenues. Economic stability was reflected in the economy as an increase in foreign credits, decrease in interest costs, increase in our country rating score and prolongation of debt payments.

The total debt of Turkey is US$ 235.6 billion at the end of 2004. To decrease the ratio of total debt to gross national product to 60% is also a Maastricht criteria. The ratio of total debt to gross national income has been gradually decreasing in Turkey.

Our exports doubled in 2004. The imports of Turkey became US$ 97.2 billion with an increase of 40.1% and exports reached US$ 62.8 billion with an increase of 32.8% in spite of over valuation of Turkish Lira in 2004.

Our tourism revenues became US$ 15.9 billion with an increase of 20.3% in 2004. The number of tourists who visited our country reached 20.3 million.

One of the indicators of betterment in the economy is the tendency towards institutionalization. The number of companies established in 2004 was 26.8% higher than those established in 2003.

Following the negotiations on December 17th, the negotiations with EU will begin on the 3rd of October will attract more foreign capitals. Recording important progress in macroeconomic stability, Turkey has stood out among the developing countries, which will attract more foreign capitals by means of private sector credits and portfolio investments and draw foreign interest to privatization.

The year 2005 is expected to be a year in which direct investments will increase according to the report concerning "Capital Flow towards Developing Markets" issued by IFC. Turkey has a more stable status thanks to the positive indicators such as the 3-year-old government, its growing economy for 3 years, and the growth in foreign trade, single-figure inflation rates, high capacity usage rates and increasing consumer confidence index. As a matter of fact, Deutsche Bank, which is an international investment bank, states that Turkey will be the fifth fastest growing economy between 2006 and 2020. Obtaining a net capital inflow of 5.5 billion dollars in 2004, Turkey is expected to increase this number to 7 billion dollars in 2005.

All indicators and expectations have been increasing the reliance to the future of the economy. In brief, those who invested in Turkey in 2004 will gain profit in 2005 as well.

Turkey's 2004 Report Card

Export	: 62,774 million $
Import	: 97,161 million $
Tourism Revenue	: 15,888 million $
Number of Tourists	: 20,263,000
Newly-established companies	: 40,919
GNP	: 299,475 million $
GNP per capita	: 4,172 $
Growth rate	: 9.9%
WPI	: 9.3%
CPI	: 13.8%
Population	: 71.3 million

GOLD SECTOR

Limited production volume, supply structure which cannot be increased in the short-term, the quality as a reserve instrument by Central Banks and lack of any other new mines with similar properties are the characteristics that make gold always important.

The total gold reserve in the world is 42,500 tonnes and 65% of it comes from countries like USA, Canada, Australia and S. Africa. The gold potential in Turkey is estimated to be 6,500 tonnes. The value of this potential as a mine is US$ 70 billion.

Gold is important for Turkish people because the art of jewellery was born in Anatolia. The first gold money was coined by the Lydians in Anatolia around 700's B.C.

Being successful in combining the power of Anatolian jewellery culture with trend and design, the Turkish jewellery sector ranks third among Turkey's export revenues after textile and tourism.

Although Turkey is not among the most important gold manufacturers in the world, it is one of the primarily remembered countries for gold jewellery.

Turkey ranks after India in terms of gold consumption per capita. In terms of gold demand, it is fourth in the world after India, USA and China.

Turkey's gold import in 2004 reached 251 tonnes with an increase of 17.4 % in comparison to 2003. Gold savings had a significant role in Turkey's recovery from the financial crises as Turkish people use gold mostly as a saving instrument. During the crisis periods in which gold import was at low levels, there was not a significant decrease in gold demand supported by te usage of scrap gold.



Turkey is the second largest exporter in the world after Italy. The leading countries in export are USA, UAE, Italy, Israel, Germany and Russia. Turkish jewellery industry also makes indirect exports in big quantities to foreign tourists.

Having exported US$ 909 million of jewellery in 2004, the annual jewellery export of Turkey reaches approximately US$ 2 billion together with the indirect exports.

Gold prices continued the increase trend in 2004. The prices have been affected by the devaluation of dollar against Euro, the budgetary deficits and pressure on the developing countries caused by high oil prices, the existing risk of terrorism in Iraq and the increase in other precious mine prices.

Gold Prices $/Ounce


500
450
400
350
300
250
200
Jan-00
July-00
Jan-01
July-01
Jan-02
July-02
Jan-03
July-03
Jan-04
July-04
Jan-05

Source: World Gold Council

WHAT 2004 HAS BROUGHT


LBMA
ASSOCIATE

The First Turkish Company in the League of Global Gold Giants.

As of January 1st 2005, Goldas became a member of The London Bullion Market Association that accepts the membership of the world's leading companies in the field of gold and precious mines. Being the first and only Turkish company as a member of LBMA, Goldas will be among the world's leading companies in the field of gold.

Institutions and establishments related to the sector such as central banks, banks trading precious mines, jewellery manufacturers, mining companies, refineries and security transportation companies can be a member of LBMA, which is based in London, the center of global precious mines trade. The applicant institution is accepted to membership with the recommendation of 3 members, at least one of which should be a founder member. The most important requirements for the membership include a strong financial structure and proved presence in its sector. Being the pioneer of Turkish jewellery sector, Goldas was entitled to membership by meeting all these requirements successfully.

The membership of LBMA provides the institutions with important advantages such as respectability in international markets, increase in credibility, access to LBMA's information network, authority to involve directly in the association's current projects and the right to participate in cultural-social education programs.

Our New Affiliate: Goldas Precious Metals Trading Inc.

Goldas Precious Metals Trading Inc. that will make Goldas an important player in the world's gold and precious metals markets was established. The company has a nominal capital of NTL 1,000,000.-, 99.99% owned by Goldas Jewellery Inc., and will trade every kind of precious metals but particularly gold.

Having completed the establishment procedures and has qualified as a member of Istanbul Gold Exchange right after the establishment, Goldas Precious Metals Trading Inc. will be active in both local and international precious metals exchanges and markets. The contributions of this affiliate to Goldas include supplying of raw material at suitable prices without using any intermediaries, providing intermediation services to individual and institutional investors as well as having a share in the precious metal commerce by trading in national and international markets.

Fairs Attended by Goldas in 2004

11-18 January	Italy	VicenzaOro 1
21-24 January	Japan	IJT : Int. Jewellery Tokyo
1-5 February	UK	Birmingham Spring Fair
25-28 March	Turkey	İstanbul 2004
15-22 April	Switzerland	Baselworld 2004
18-21 May	Singapore	TFWA Asia Pacific 2004
4-8 June	USA	The JCK Show-Las Vegas 2004
12-17 June	Italy	VicenzaOro 2
5-8 September	U.K.	Int. Jewellery London
8-12 September	Thailand	Bangkok Gems & Jewellery Fair 2004
11-16 September	Italy	Orogemma Vicenza
19-23 September	Hong Kong	Jewellery & Watch Fair

FROM OUR NEW COLLECTIONS

Constantly diversifying the giftware product range which combines quality and taste, Goldas made a stylish surprise with the tie collection prepared for the Fathers Day. It will now be possible to find the finest ties in Goldas stores that offer several gift alternatives from diamonds to gold, from silver to leather collections and licensed products.

Bringing the traces of a rich Anatolian culture to the present, Troy Collection of Goldas consists of gold pendants, earrings and necklaces that are redesigned authentically.



The jewellery in the collection preserves their original appearances as if they belong to the past thanks to a special technique applied. The collection started to be displayed in the windows with the featuring of the movie "Troy" adapted from Iliada by Homeros.

Another favorite collection of Goldas is named after Alexander the Great who created a new culture over a synthesis of east and west, who is a hero of a long journey from Macedonia to Egypt and to India and who is a legendary commander. The collection was launched after a long research and preparation period.



Bringing the colorful, glamorous and fascinating jewellery which was a combination of east and west of the Hellenistic Era to the present, the Helen Collection consists of necklaces, earrings, bracelets and rings that will be adored by the jewellery fans. The jewellery was prepared with two different alternatives as silver and gold. Silver jewellery is offered in special packages of Silver D'sign, which is a jewellery and accessory brand manufactured in Goldas facilities.

In 2004 Goldas has made a new addition to the collections that combine traditional art with art of modern jewellery and readapted with today's point of view. The Mystery of Harem Collection, in which hand made filigree patterns are modernized and transformed into an earring or a pendant, reflects the magnificent harmony between the old and the new in the jewellery.



LICENSED PRODUCTS



Our licensed products portfolio has been growing.

In line with the efforts aiming to increase product variety and reach different consumer groups, Goldas signed an agreement with Chelsea Village Merchandising Limited concerning the production of jewellery products of gold and precious mines for the emblems, colors, brands and logos of Chelsea FC Club, which is one of the biggest clubs of English Premier League.

In addition to Besiktas, Fenerbahce and Galatasaray, the top three Turkish clubs, Goldas signed with Trabzonspor. Following the agreement signed with TVS Spor ve Medya INC. that holds the license rights of Trabzonspor Club, Goldas Jewellery Inc., Goldas and Silver D'sign brands were entitled to the production of jewellery products of gold and precious mines for the emblems, colors, brands and logos of Trabzonspor.

An additional agreement was signed with The Walt Disney Company (Germany) GmbH to be the only authorized manufacturer and seller of Walt Disney products and characters in Turkey, Middle East and Russian Federation as well as Germany, Austria and Switzerland. Transforming Disney's sympathetic characters including Mickey, Minnie, Disney princesses, Donald Duck, Pluto, Goofy, 101 Dalmatians, Winnie the Pooh, Eyeore, Piglet and Tiger into jewellery and accessories, Goldas now offers them to Walt Disney's European fans.


Disney
D'sign
GOLDAS
Disney
Disney
Disney
Disney
D'sign

Under the framework of agreement signed with PSV NV company that holds the license rights of PSV Eindhoven Club, Goldas became the only authorized manufacturer and seller of the jewellery products of gold and other precious metals for emblems, colors, brands and logos of PSV Eindhoven club in Turkey, Germany and Benelux countries.

After Chelsea FC and PSV Eindhoven, Club Brugge, the champions of Belgian league, also preferred Goldas for the production of its licensed jewellery and accessories. With the agreement signed with Club Brugge KV company, Goldas became the only authorized manufacturer and seller of the jewellery products of gold and other precious metals for emblems, colors, brands and logos of the club in Benelux countries.

Another license agreement of Goldas was signed with Interactive Television Entertainment ApS Company from Denmark concerning the production and selling of the jewellery products of gold and other precious metals in Turkey and Benelux countries for Hugo character that is adored by the kids in both Turkey and the world. Consequently, the Turkish and European children will share the exiting adventures of Hugo with Goldas jewellery and accessories.


NBA
NBA

Combining Turkish and global star football clubs in its collections through the license agreements, Goldas Jewellery signed a new license agreement that will include the worldwide famous NBA stars in its collections. Through the license agreements, Goldas became the only authorized manufacturer and seller of the jewellery products of gold and other precious metals in Turkey and Middle East countries for the names, emblems, colors, brands and logos of National Basketball Association (NBA) as well as all players and basketball teams therein, providing all the excitement of watching giant basketball teams and players.

Being created as a cartoon hero by Jim Davis on 19 June 1978, Garfield is certainly the most famous cat in the world with millions of fans! The jewellery and accessories of the cute cat Garfield, whose animation movie was featured on the 13th of August in Turkey, can only be found in Silver D'sign collections.



The superhero Spider-Man is transformed into jewellery and accessories with the new collection of Silver D'sign, the new silver jewellery and accessories brand of Turkey. Another cartoon hero that Goldas has added to

CHIPGOLD


chip
gold
by GOLDAS

Recently having added ties to the collections consisting of gold, silver, leather and licensed products, Goldas is now in the windows with a brand new product: Goldas ChipGold.

Goldas ChipGold; was prepared considering its usage as one of the oldest investment instrument of the past as well as the widespread tradition of "giving gold presents" on special days and occasions. The products manufactured as tiny bullions are easy to carry thanks to their design in the form of a credit card. Being offered in special vacuumed packages that function as a quality certificate, Goldas ChipGold addresses to different budgets with different weight alternatives including 1; 2.5; 5; 10 and 20 grams.

Goldas ChipGold is a good alternative for those who are hesitant or do not have enough time to choose gifts for special days and celebrations. ChipGolds, which are also ideal for those willing to transform their savings to a valuable investment, can be bought and sold over the same price all over the world.

It is very easy to access ChipGold that was launched at the same time in Turkey and in the world, that differentiates from similar products with its 6 security points and that is enriched with Goldas quality. It is possible to find ChipGolds in Goldas stores and elite jewellery stores, department stores, etc.

Being manufactured completely in Turkey as the first gold bullion sold in international markets with a quality carat certificate, Goldas ChipGold is expected to have a market volume of 300 million dollars.


CERTIFICATE
GOLDAS
chip gold
995.0 FINE GOLD



IN BRIEF...

• The results of the "case study" covering Goldas prepared jointly by California State University and University of Baltimore in USA were published by "Ivey Publishing", the world's second leading case study maker. • In 2004, 2 stores were opened under the name of "Silver D'sign" which is the licensed silver products brand of Goldas. New stores will soon be added to the ones opened in Antalya and Ankara. • Goldas Jewellery was in the 141st rank in the research named "Top 500 Turkish Companies" issued annually by Istanbul Chamber of Industry and in the 129th rank in private sector classification in 2003. • Goldas is in the 226th rank in the research named "Top 500 Turkish Export Companies" issued according to the data of the year 2003 by the Council of Turkish Exporters.

FINANCIAL PERFORMANCE

GOLDAS JEWELLERY SUMMARY FINANCIALS

BALANCE SHEET (US$ mn)	December 31, 2004	December 31, 2003
Current Assets	98.4	67.5
Fixed Assets	45.5	38.5
Total Assets	**143.9**	**106.0**
Short-Term Liabilities	41.6	21.4
Long-Term Liabilities	3.0	2.4
Shareholders' Equity	99.3	82.2
Total Liabilities	**143.9**	**106.0**

INCOME STATEMENT (US$ mn)		
Net Sales	**515.7**	**189.7**
Cost of Goods Sold	(500.6)	(178.1)
Gross Profit/(Loss)	15.1	11.6
Operating Expenses	(6.1)	(5.1)
Operating Profit/(Loss)	**9.0**	**6.5**
Income from Other Operations	9.3	20.4
Expenses for Other Operations	(7.7)	(16.2)
Financial Expenses	(3.5)	(4.6)
Profit Before Extraordinary Items & Tax	**7.2**	**6.0**
Monetary Gain	**(4.8)**	**(7.1)**
Profit Before Tax	**2.6**	**(1.0)**
Tax Provisions	-	-
Net Profit	**2.6**	**(1.0)**


NET SALES
US$ mn
600
500
400
300
200
100
0
105
151
181
176
190*
516*
1999
2000
2001
2002
2003
2004
* Inflation adjusted

SHAREHOLDERS' EQUITY



US$ mn
100
80
60
40
20
0
53
82
99
2002
2003
2004



NUMBER OF EMPLOYEES
350
300
250
200
150
100
50
0
150
220
217
243
257
290
1999
2000
2001
2002
2003
2004

RANKING OF GOLDAS IN ICC LIST*



1999
2000
2001
2002
2003
0
50
100
150
200
250
300
350
315
143
125
129
141

* Istanbul Chamber of Commerce "Top 500 Companies" List

SHARE PERFORMANCE

Paid-in Capital	80.000.000-NTL
Free Float Rate	61.70%
Number of Floating Shares	49.360 units
Average Daily Trading Volume (US$ mn)	2.6
Price Earnings Ratio	29.02
Price / Book Value	0.76

2004	minimum	maximum	year-end
Share Price (USc)	0.43	1.25	0.94
Market Capitalization (US$ mn)	34.7	100.1	75.12


GOLDAS PRICE/EARNINGS RATIO
42.7
37.7
32.7
27.7
22.7
17.7
12.7
7.7
2.7
Jan.
Feb.
March
April
May
June
July
August
Sep.
Oct.
Nov.
Dec.


SHARE PRICE IN 2004 (NTL)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan.
Feb.
March
April
May
June
July
August
Sep.
Oct.
Nov.
Dec.

GOLDAS MARKET VALUE / BOOK VALUE


1.10
1.0
0.90
0.80
0.70
0.60
0.50
0.40
Jan.
Feb.
March
April
May
June
July
August
Sep.
Oct.
Nov.
Dec.


Goldas Shares Average Daily Trading Volume (left axis)
Goldas Market Capitalization (right axis)
US$ mn
US$ mn
55
50
45
40
35
30
25
20
15
10
5
110
100
90
80
70
60
50
40
30
Jan.
Feb.
March
April
May
June
July
August
Sep.
Oct.
Nov.
Dec.

GOLDAS RELATIVE TO ISE-100 INDEX


1.70
1.50
1.30
1.10
0.90
0.70
0.50
Jan.
Feb.
March
April
May
June
July
August
Sep.
Oct.
Nov.
Dec.

ANNUAL ACTIVITY REPORT

I- FOREWORD

1. Period of the report

This report covers Goldas's fiscal period that begins on January 1st, 2004 and ends on December 31st, 2004.

2. Name of the partnership

Goldas Jewellery Industry Import Export Incorporated.

3. Committees acting for the reporting period

Board Members

Title	Name-Surname	End of Acting Period	Work Experience (Years)
President	Hasan Yalınkaya	24.03.2005	28
Deputy President	Mehmet Sedat Yalınkaya	24.03.2005	28
Member	Gülten Yalınkaya	24.03.2005	11
Member	Ferah Yalınkaya	24.03.2005	10
Member	Prof. Dr. Durali Yılmaz	24.03.2005	30
Member	Hüseyin Çelik	24.03.2005	14
Member	Cumhur Taşdelen	24.03.2005	17

Auditors

Enver Akarsu
Kemal Ulutepe

Auditors are acting until the General Assembly meeting on the 2004 financial statements.

4. Amendments to the Articles of Association within the reporting period

Does not exist.

5. Changes to the company's capital during the reporting period

Period	2004
Authorized Capital	250.000.000.-NTL
Paid-in Capital	80.000.000.-NTL

No changes occured in the capital in the afore mentioned period.

6. Dividends distributed

We have constantly distributed dividends to our shareholders as bonus shares for the last three years.

7. Shareholders of the company and their participation percentages

Title of the Partner	Share Ratio (%)	Share Amount (NTL)
Goldart Holding Inc.	38.29 %	30,638,399.-
Publicly-held	61.70 %	49,361,600.-
Other	0.01 %	1.-

8. Securities issued within the reporting period

No securities were issued in the period.

9. Sector of the company and place of the company within the sector

Employing more than 400,000 people, Turkish jewellery sector reached a production level that corresponds to 315 tonnes of fine gold. The gold demand which increased with the usage of scrap gold in Turkey which imported 251 tonnes of gold in 2004, has been adding value to the economy.

Combining the traditional Turkish jewellery approach with modern technology and design, Goldas became a global brand by following a pioneer mission in the sector. Goldas, a name identified with quality, has the ISO-9001 quality certificate.

Celebrating the 11th anniversary in 2004, Goldas has been exporting products to 40 countries in 5 continents and implementing its active promotion and marketing strategy by participating in all important fairs in the sector.

II- Activities

A. Investments

The investment on "expansion, modernization, quality improvement and bottleneck removal in production" was started on 31.10.2001, and 94.14% thereof was completed in 2004. Total investment value is NTL 3,293,598.

With the aim to become an important player in the global gold markets, Goldas established Goldas Precious Metals Trading Inc. with a share of 99.99 % in capital. The company became a member of Istanbul Gold Exchange soon after the establishment.

B. Developments concerning the production of goods and services

Goldas Jewellery, producing jewellery and accessories from gold and other precious metals in its 4,500 square-meter facility in İstanbul, has increased its production capacity to 14 tons.

1- Developments in goods and services in the field of activity

Changes in the produced amounts during the term of reporting (Gram)

Type	2004	2003
8K	321,157.07	21,805.19
9K	755,729.61	178,678.65
10K	115,942.80	29,369.07
14K	3,674,746.31	2,474,040.00
18K	3,788,438.91	2,581,498.65
22K	3,149,864.41	1,710,750.72
24K	82,145.50	-
Silver	1,428,427.14	387,786.00

2- Developments in the sales of goods and services in the field of activity

Changes in the amounts of sales during the term of reporting (Gram)

Type	2004	2003
8K	314,767.01	18,767.56
9K	739,253.99	174,545.51
10K	121,905.65	28,609.23
14K	3,626,209.62	2,494,697.54
18K	3,818,657.55	2,677,070.82
21K	3,325.00	-
22K	3,224,167.20	1,730,594.01
24K	23,426,976.10	7,880,180.25
Silver	36,569,903.99	242,180.86

3- Developments in output and productivity

The net sales of the company reached 71.8 tonnes in 2004. The total production, which was 7.4 tonnes in 2003, reached 13.3 tonnes with an increase of 80%. Acting precautiously after the fluctuations in gold prices and instability in the sector in 2003, Goldas achieved to increase production and sales in parallel to the economic stability in 2004.

C. Information on the financial status of the company

1- Basic Ratios

The basic financial situation, profitability and leverage ratios based on financial tables and information approved by the independent auditors are as follows:

Ratio	2004	2003
Current Ratio	2.36	3.14
Total Debt/Total Assets	0.31	0.22
Equity/Total Assets	0.68	0.77
Operating Margin	0.02	0.03

2- Planned measures for improving the financial status of the company

As a result of the recovery in the financial structure in 2004, it is planned to maintain the current situation. It is aimed to develop a policy so as to minimize the raw material risks through competitive borrowing rates and the right production mix.

III- Administrative Works

1- Top-level Executives

Title	Name-Surname	Work Experience (Years)
General Manager	Mehmet Sedat Yalınkaya	28
Financial Coordinator	Hüseyin Çelik	14
Budget and Treasury Manager	Cumhur Taşdelen	17
International Finance Manager	Çetin Binatlı	17
Financial Applications and Auditing	Sedat Ahmet Kınay	29
Accounting Manager	Nasuh Göçmen	9
Factory Manager	Hüsnü Naci Bozkurt	32
Production Manager	Necla Turan	10
Project Manager	Yavuz Yağcı	15
Export Manager	Haluk Sarıaltın	14
H.R. and Quality Assurance Director	Berrin Tavman	15
Design Manager	İsmet Kaptıkaçtı	21
Sales Coordinator	Tarkan Yurdaay	8

2- Personnel breakdown

Out of 290 employees, 176 are employed as workers, 61 as officers, 19 as engineers and 34 as managers.

3- Collective bargaining agreement applications

Collective bargaining agreement application does not exist in our company and personnel relations are conducted within the framework of the labor law.

4- Severance payments

Accrued severance payments of the employees is at NTL 585,698.- level as of December 31st, 2004. The amount registered for severance payments was NTL 108,472 in 2003.

5- Benefits to employees

All the benefits described in labor law and related legislation are provided.

IV– Activities within the period between the end of reporting term and the General Assembly

Through the agreement signed with American "HEARST HOLDINGS, Inc., King Features Syndicate Division" company that holds the license rights of Betty Boop character, Goldas Jewellery became the only authorized manufacturer, seller and distributor of the silver jewellery products in Turkey, Germany, UK, Spain, Russia, Thailand, Japan and all the Middle East countries for the emblems, colors, brands and logos of Betty Boop.

V- Profit distribution proposal and results

Our net profit in 2004 was NTL 3,501,905. Our profit for the year 2004 was not distributed in accordance with the regulations of CMB about the distribution of profits. Instead, it was proposed and resolved in the General Assembly to deduct losses of previous years due to "the first correction of financial statements according to the inflation as of 31.12.2003" in our financial statements of 2004 from the capital reserves generated as a result of present year's profit and undistributed profits of previous years, extraordinary reserves, legal reserves and other equity items in accordance with the inflation accounting pursuant to resolution 66/1630 of CMB on 30.12.2003.

CORPORATE GOVERNANCE

STATEMENT OF COMPLIANCE TO THE CORPORATE GOVERNANCE PRINCIPLES

1. Declaration of Compliance to the Corporate Governance Principles

Goldas has set the Principles of corporate governance issued by Capital Markets Board as its target and started all the required studies accordingly.

PART I- Shareholders

2. Department of Relations with Shareholders

Goldas established the department of "Investor Relations" to carry out the relations with the shareholders after it went public in 1999. The purpose of this department is to build a bridge between Goldas and its current and potential investors through regular, timely and accurate information. The department has replied many telephone calls, letters and e-mails from the investors in 2004. Contact details of this department are stated in all corporate documents and web site. The name and contact details of the responsible person of this department are as follows:

Eser Özer, Investor Relations Executive, Tel.: 90(212) 637 4000(Ext. 162)
Fax: 90(212) 637 4007-08 • eozer@goldas.com

3. Exercise of the Right of Acquiring Information of the Shareholders

The requests of the shareholders are replied via telephone and e-mails within the working hours of the company. Amendments to the exercise rights of shareholders are published in the press and in the electronic media in accordance with CMB regulations. The Articles of Association do not contain any provision on assignment of an independent auditor, and there were no requests for the assignment of an independent auditor within the fiscal term.

4. Information on General Assembly

Annual regular general assembly was held within the fiscal year and related information was disclosed to public and to press throught declaration of special occasions in accordance with the CMB regulations. No timeframe was set for the shareholders to be registered in the stock registry book, and the related provisions of the Turkish Commercial Code were applied. Annual report was made available for the shareholders in the company head quarters before the general assembly. Although the regulations empower the shareholders with the right to ask questions in the General Assembly, no questions were asked. A central location was chosen in order to increase participation to the general assembly and a call to the general assembly was also published on the corporate web site. The General Assembly was held with the minimum meeting quorum.

5. Voting Rights and Minority Rights

Each share of group (A) has one million voting rights where each share of groups (B) and (C) has one voting right. There is no affiliated company where a cross participation relationship exists. Articles of Association do not contain any provisions on exercise of accumulated voting.

6. Profit Distribution Policy and Time

The company exercises profit distribution in compliance with the CMB regulations. All the profit distribution proceedings were completed within the legal period so far.

7. Transfer of Shares

The Articles of Association do not contain any provision that restricts transfer of shares.

PART II- Public Information and Transparency

8. Corporate Information Policy

Since 1999 when the shares of Goldas were offered to public, Goldas has preised the idea and achieved to inform public on corporate activities and financial structure. Corporate Information Policy was constructed on transparency and accuracy. Accordingly, it is planned to inform existing Goldas shareholders, investors planning to invest in Goldas and the entire community about Goldas.

Financial statements are shared timely with the public under the framework of CMB regulations. Following the regulations on declaration of special occasions about all negotiations and concluded agreements which may affect the financial situation of the company directly or indirectly are sent to Istanbul Stock Exchange, and press releases on these subjects are disclosed to public with the aim of reaching larger masses. In addition to the content of information stated in CMB regulations, subjects such as the new products and services of Goldas, happenings occurred in Goldas which may concern the public opinion, new developments, the evaluation of corporate activities and the targets are also explained to the public. Methods such as press releases, press conferences, special news and interviews given by the Chairman, the General Manager and the company spokesmen to the press and media, excursions with the press and informal interviews with press members are used as the methods to inform the community about Goldas.

Since 1999, Goldas corporate information policy has been carried out in coordination with the communication consultants, department of advertisement - public relations and department of investor relations. Derya Tuzcuoglu, the Advertising Manager and Eser Ozer, Investor Relations Executive have been assigned in arranging the information flow received from the management and the departments within the entire organization on the subjects to be disclosed to the public.

9. Declarations of Special Occasions

20 declarations of special occasions have been made within 2004 and no additional explanations were requested based on these declarations. No situation has occurred regarding Goldas that was quoted in foreign stock exchanges. All declarations concerning the special occasions have been made timely and no obligation has been applied on to the company.

10. Corporate Web Site and its Contents

The official Goldas Jewellery web site, www.goldas.com is in Turkish, English, German and Russian and its contents are periodically updated by the company. A detailed section named "Investor Relations" is available on the web site and it includes current information such as company profile, company history, shareholder structure, capital increase, financial statements, annual reports, share performance, share information, brokerage firm reports, occasion declarations, general assembly minutes and information about the group. Information which is under the CMB Corporate Governance Principles Section II Article 1.11.5 and that is not published on the corporate web site is published on kap.spk.gov.tr web site within the scope of Public Information Principles.

11. Declaration of Ultimate Beneficiary Shareholder(s)

The related information may be shared with the public when necessary.

12. Disclosure of Potential Insiders

All employees may sometimes have limited information as a result of their occupation in departments such as technology, production, new products and finance. Information that requires decleration of special occasions is disclosed by the corporate management in compliance with CBM regulations.

PART III- Beneficiaries

13. Informing the Beneficiaries

The beneficiaries are informed about the subjects related to themselves by means of special occasion declarations, press releases, analyst conferences and electronic media in line with the corporate information policy.

14. Participation of Beneficiaries in the Management

Although participation in the management requires election to the Board, participation of employees in management is encouraged through various business policies. Activities such as monthly management team studies, weekly cockpit meetings and weekly lunch organizations of the Chairman with the employees of a department have an important role in dissemination of Goldas objectives.

15. Human Resources Policy

The Human Resources Policy of Goldas focuses primarily on human and is a process depending on an approach that requires constant development of individual quality to obtain total quality, and covering recruitments that suit the qualities of job, personnel training programs for continuous development, performance awarding by using fair and objective performance systems, career evaluation to improve the qualification of the employees and forming an infrastructure to create an efficient and comfortable working environment.

Relations with employees are carried out by Goldas Jewellery Human Resources department. The Director of Human Resources and Quality Assurance Department is Berrin Tavman. No complaints regarding discrimination among employees have been forwarded to the department within the fiscal year.

16. Information about the Relations with Customers and Suppliers

Conducting ISO-9001:2000 quality certified production, Goldas is customer-oriented in all its business processes. Customer satisfaction is the basic principle in all processes from receiving orders to production and delivery to after-sales service. Each product is offered together with a Quality-Carat certificate that contains all the identification data. Repairing and maintenance service, return policy, fulfillment of orders with the highest quality at the delivery time required by the customers, fulfillment of special customer orders and the applied CRM policies are all oriented towards achieving customer satisfaction.

17. Social Responsibility

Goldas has been giving importance to social and cultural activities since its establishment. Sector books published by Goldas Publishing, Goldas Magazine that is quarterly published to contribute to the promotion of Turkey, "Jewellery design summer school" organized within the year are among the activities that are required by this responsibility principle.

As a result of the inspection carried out by ISKI European Wastewater Control License Agency (12.08.2003) within the scope of "ISKI Regulations on Discharge of Wastewaters into Sewer System, it was found that the industrial wastewaters are not discharged. The results of chimney gas emission carried out by Marmara University Environmental Problems Application and Research Center (24.07.2003) in order to define the properties, concentrations and pollutant characteristics of the air-pollutant chemicals showed that the obtained values have remained below air pollution limits.

No suits have been filed against the company due to the environmental disturbance caused by the company.

PART IV- The Board of Directors

18. The Structure, Composition and Independent Members of the Board

Hasan Yalınkaya	Executive member
Mehmet Sedat Yalınkaya	Executive member
Gülten Yalınkaya	Non-executive member
Ferah Yalınkaya	Non-executive member
Prof. Dr. Durali Yılmaz	Non-executive member
Hüseyin Çelik	Executive member
Cumhur Taşdelen	Executive member
Mehmet Sedat Yalınkaya	General Manager

More than half of the Board members are executive because of the scope of the corporate activities and the character of its organization. Corporate Governance Principles will be taken into consideration in the first elections of the Board in 2005. Turkish Commercial Code and CMB regulations will be taken into account in the employment of Board members outside the company.

19. The Qualifications of Board Members

The minimum qualifications required for the election of a member to the board comply with the qualifications stated in Section IV of CMB Corporate

Governance Principles. These criteria, however, do not exist in the Articles of Association.

20. Corporate Mission, Vision and Strategic Objectives

The corporate mission and vision revised by the management team in 2004 has been disclosed to the public after being added to the company identification file. The Board approves and participates in the implementation of the strategic objectives determined by the managers. Activities are evaluated monthly, quarterly, semi-annually and annually. The strategic objectives of 2005 have been determined, and sales-marketing and production objectives have started to be reviewed. Efforts on the generalization of objectives are in progress. Studies on strategic planning for the next 3 years started. The performance for 2004 was determined by establishing the indicators of financial, customer, process and learning development objectives for all departments, and targets for 2005 were set forth.

21. Risk Management and Internal Control Mechanism

The corporate risk management includes regular examination of financial risks, market risks and operational risks and is carried out periodically by the finance department of the company. Internal control of the company is conducted by Financial Applications and Auditing department.

22. Authorities and Responsibilities of the Board Members and Directors

The Board is responsible and authorized to carry out all the activities determined by Turkish Commercial Code, Articles of Association of Goldas and other relevant regulations, excluding those duties and authorities of the General Assembly.

23. The Acting Principles of the Board

19 Board meetings were made within the term with pre-determined agendas. Actual participation has been made in the meetings, all Board decisions have been taken unanimously and no questions were submitted by the Board members and recorded in the minutes during the Board meetings. The dates of the Regular Board Meetings are pre-determined. A secretariat for the Board is available.

24. Prohibition on Working and Competing with the Company

Turkish Commercial Code and CBM regulations are followed on issues of prohibition on working and competing with the company.

25. Ethical Rules

Ethical rules have been established for the company and its employees. These ethical rules were disclosed to the employees through the Orientation Booklet and to the public under the framework of corporate information policy.

26. The Number, Structure and Independence of the Committees formed within the Board

Corporate activities are carried out by means of establishing committees. Studies on Corporate Governance started in 2004. It is planned to establish an Corporate Governance Committee within the fiscal year 2005 under the framework of Corporate Governance Principles.

27. Financial Rights Provided to the Board

The rights, interests and remuneration packages provided to the Board members follow decisions taken in the General Assembly. The company applies a performance-based remuneration policy. No board member was provided with loans, collaterals, credits or similar interests within the fiscal year.

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.

INFLATION ADJUSTED INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

AUDIT REPORT

AUDIT REPORT SUMMARY
TO THE GENERAL ASSAMBLY OF GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.

- Partnership's Title	: Goldas Jewellery Industry Import Export Inc.
- Headquarter	: Istanbul
- Capital	: TL 80.000.000.000.000 (NTL 80.000.000)
- Field of activity	: Manufacturing, export, marketing of gold jewellery, silver, precious metals
- Name and assignment period of auditor of auditors and status of auditor or auditors, whether they are company shareholders-employees or not	: Kemal Ulutepe. Enver Akarsu. Their assignment period is one year and they are neither company shareholders, nor employees
- Number of the Board of Directors meetings participated and number of Board of Auditors meetings	: Participated in 19 Board of Director meetings. Board of Auditors meetings have been made on February 26th 2004, April 30th 2004, July 29th 2004, August 31th 2004, October 27th 2004 and December 31st 2004
- Content, auditing dates and results of the analysis made on the financials statements, books and documents of the partnership	: General analysis has been made on February 26th 2004, April 30th 2004, June 29th 2004, August 31st 2004, October 27th 2004 and December 31st 2004. As a result of our observation, we state that all records are appropriate.
- Number and result of the counts made on partnership's cash balance according to Turkish Commercial Law's article number 353, 1st paragraph, 3rd clause	: The company's cash balance has been investigated on February 26th 2004, April 30th 2004, June 29th 2004, August 31st 2004, October 10th 2004, and December 31st 2004. As a result of our observation, we state that cash balance assets are appropriate with the accounting records.
- Date and result of the investigations made on partnership's cash balance according to Turkish Commercial Law, article number 353, 1st paragraph, 4th clause	: The company's cash balance has been investigated on January 30th 2004, February 26th 2004, March 29th 2004, April 30th 2004, May 31st 2004, June 29th 2004, July 30th 2004, August 31st 2004, September 30th 2004 October 27th 2004, November 29th 2004 and December 31st 2004. As a result of our observation, we state that bonds are complete and appropriate with the book records.
- Transfer and operations complaints and malpractice made for them	: Under the scope of article 356 of Turkish Commercial Law, there has been no application found.

We have audited the accounts and transactions of Goldas Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.) for December 31st, 2004 period according to the Turkish Commercial Law, principal agreement of the partnership, other legislation and the generally accepted auditing standards.

In our opinion, the attached balance sheet that we appropriated to its content, which is reported on December 31st 2004 represents the company's financial situation at that time. The income statement for the term January 1st 2004-December 31st 2004 represents accurately the results of activities for the related period, while the dividend payment proposal of the Board of Directors is in parallel with the laws and principal agreement.

We present the approval of balance sheet and income statement and clearing the Board of Directors' responsibility to your votes.

Kemal ULUTEPE

Enver AKARSU

INDEPENDENT AUDITOR'S REPORT

INFLATION ADJUSTED INDEPENDENT AUDITOR'S REPORT OF
GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
FOR THE YEAR ENDED DECEMBER 31, 2004

We have audited the inflation adjusted balance sheet of Goldas Jewellery Industry Import Export Inc. (the Company) as of December 31, 2004 and the related statement of income for the year then ended. Our audit was conducted in accordance with generally accepted auditing standards and therefore it includes examination of all accounting records related to the calculations and transactions and other auditing methods and techniques that we considered necessary.

The Company has two branches, AHL Free Zone and Tübitak Marmara Research Center Technology Free Zone. The accompanying financial statements are prepared with the inclusion of revenues and expenses of these free zone branches.

The Company has two subsidiaries, the one owned through AHL Free Zone Branch and the other one established in October, 2004. The financial statements of these subsidiaries have not been consolidated in accordance with Capital Markets Board's 6th clause of the Article XI No: 21 due to their low operational volume in 2004 (see notes to the balance sheet: 33.1).

The financial statements of the Company for the year ended December 31, 2003 has been audited by our firm and clean opinion has been given in the audit report.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Goldas Jewellery Industry Import Export Inc. as of December 31, 2004 and the results of its operations for the year then ended in accordance with generally accepted accounting principles issued by Capital Market Board.

Istanbul, February 18, 2005

KAPİTAL
Certified Public Accounting Inc.
Correspondent Firm of RSM International

Celal PAMUKÇU
Partner in Charge

BALANCE SHEET

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC,
INFLATION ADJUSTED BALANCE SHEET AS OF DECEMBER 31, 2004
(Currency - NTL)

ASSETS		CURRENT PERIOD December 31, 2004			PREVIOUS PERIOD December 31, 2003		
I- CURRENT ASSETS				132,092,260			107,254,493
A- Liquid Assets			**695,581**			**694,429**	
1- Cash		670,209			514,436		
2- Banks		25,372			179,993		
3- Other Liquid Assets		-			-		
B- Marketable Securities			**-**			**-**	
C- Short Term Trade Receivables			**81,660,452**			**61,838,067**	
1- Customers	Note, 11	81,650,386			61,826,149		
2- Notes Receivable		-			-		
3- Deposits and Guarantees Given		10,066			11,918		
4- Other Trade Receivables		-			-		
5- Rediscounts On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
D- Other Receivables			**89,671**			**4,985**	
1- Due from Shareholders		-			-		
2- Due from Participations		-			-		
3- Due from Associated Companies		-			-		
4- Other Short Term Receivables	Note, 22	89,671			4,985		
5- Rediscounts On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
E- Inventories	Note, 11		**49,468,82**			**44,443,430**	
1- Raw Materials and Supplies		7,583,027			6,904,383		
2- Work in Process		4,052,320			3,364,494		
3- Intermediary Goods		-			-		
4- Finished Goods		4,758,702			5,796,675		
5- Merchandises		14,697,321			9,074,567		
6- Other Inventories		55,040			11,738		
7- Provision For Inventories (-)		(1,342,195)			-		
8- Advances Given		19,663,867			19,291,573		
F- Other Current Assets	Note, 22	178,474	**178,474**		273,582	**273,582**	
II- LONG TERM ASSETS				61,040,280			61,171,710
A- Long Term Trade Receivables			**14,100**			**17,300**	
1- Customers		-			-		
2- Notes Receivable		-			-		
3- Deposits and Guarantees Given		14,100			17,300		
4- Other Long Term Trade Receivables		-			-		
5- Rediscount On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
B- Other Long Term Trade Receivables			**-**			**-**	
C- Financial Long Term Assets			**57,176,366**			**56,175,048**	
1- Long-Term Securities		-			-		
2- Provision For Long-Term Securities (-)		-			-		
3- Participations		56,175,047			56,175,048		
4- Capital Commitments to Participations (-)		-			-		
5- Provision For Participations (-)		-			-		
6- Associated Companies		1,001,319			-		
7- Capital Commitments to Associated Companies (-)	-			-			
8- Provision for Associated Companies (-)		-			-		
9- Other Long-Term Financial Assets		-			-		
D- Tangible Fixed Assets	Notes, 8, 11		**2,396,060**			**1,886,085**	
1- Land		-			-		
2- Land Improvements		-			-		
3- Buildings		-			-		
4- Machinery and Equipments		2,442,598			1,577,639		
5- Motor Vehicles		125,655			146,596		
6- Furniture and Fixtures		1,365,027			1,326,337		
7- Other Tangible Fixed Assets		-			-		
8- Accumulated Depreciation (-)		(1,537,220)			(1,164,488)		
9- Construction in Progress		-			-		
10- Advances Given		-			-		
E- Intangible Fixed Assets	Note, 11		**1,376,926**		**-**	**2,997,841**	
1- Preopening Costs		5,223			8,208		
2- Rights		218,092			333,308		
3- Research and Development Costs		1,014,713			2,456,911		
4- Other Intangible Fixed Assets		138,899			199,414		
5- Advances Given		-			-		
F- Other Long Term Assets	Note, 22	76,827	**76,827**		95,437	**95,437**	
TOTAL ASSETS		193,132,540	193,132,540	193,132,540	168,426,204	168,426,204	168,426,204

(The accompanying notes form an integral part on these statements)

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC,
INFLATION ADJUSTED BALANCE SHEET AS OF DECEMBER 31, 2004
(Currency - NTL)

		CURRENT PERIOD December 31, 2004			PREVIOUS PERIOD December 31, 2003		
LIABILITIES							
I- SHORT TERM LIABILITIES				55,901,489			34,086,226
A- Financial Payables			**23,174,342**			**20,855,761**	
1- Bank Loans		23,174,342			20,698,137		
2- Current Maturity Loans and Accrued Int,		-			-		
3- Other Financial Liabilities	Note, 22	-			157,624		
B- Trade Payables			**28,892,936**			**9,791,943**	
1- Suppliers	Note, 11	28,892,936			9,791,943		
2- Notes Payable		-			-		
3- Deposits and Guarantees Received		-			-		
4- Other Trade Payables		-			-		
5- Rediscounts on Notes Payable (-)		-			-		
C- Other Short Term Payables			**936,927**			**100,811**	
1) Due to Shareholders		-			-		
2) Due to Participations		-			-		
3) Due to Associated Companies		835,039			-		
4) Accrued Expenses		-			-		
5) Taxes and Other Duties Payable		101,888			99,900		
6) Postponed Payables to Governmental Agencies		-			-		
7) Other Short Term Payables		-			911		
8) Rediscounts on Notes Payable (-)		-			-		
D- Advances Received		2,692,486	**2,692,486**		3,193,297	**3,193,297**	
E- Reserve For Payables and Expenses			**204,798**			**144,414**	
1- Reserve For Current Year Taxes		-			-		
2- Reserve For Other Payables and Expenses	Note, 22	204,798			144,414		
II- LONG TERM LIABILITIES				3,973,212			3,759,213
A- Financial Payables			**3,371,519**			**2,981,928**	
1- Bank Loans		2,310,370			2,191,999		
2- Bonds Issued		-			-		
3- Other Securities Issued		-			-		
4- Other Financial Payables	Note, 22	1,061,149			789,928		
B- Trade Payables			**-**			**-**	
C- Other Long Term Payables			**-**			**18,913**	
1- Due to Shareholders		-			-		
2- Due to Participations		-			-		
3- Due to Associated Companies		-			-		
4- Postponed Payables to Governmental Agencies	Note, 22	-			18,913		
5- Other Long Term Payables		-			-		
6- Rediscounts on Notes Payable (-)		-			-		
D- Advances Received			**-**			**-**	
E- Reserve For Payables and Expenses			**601,693**			**758,372**	
1- Reserve For Retirement Pay	Note, 11	585,698			543,275		
2- Reserve For Other Payables and Expenses	Note, 22	15,995			215,097		
III- SHAREHOLDERS' EQUITY				133,257,839			130,580,764
A- Share Capital	Notes, 2,3,4,5	80,000,000	**80,000,000**		80,000,000	**80,000,000**	
B- Capital Commitments (-)		-	**-**		-	**-**	
C- Share Premium		228,260	**228,260**		228,260	**228,260**	
D- Revaluation Fund			**-**			**-**	
1- Revaluation Fund on Fixed Assets		-			-		
2- Revaluation Fund of Participations		-			-		
3- Revaluation of Share in Stock Exchange		-			-		
E- Reserves			**86,050,822**			**86,050,822**	
1- Legal Reserves		2,939,697			2,939,697		
2- Statuary Reserves		-			-		
3- Special Reserves		-			-		
4- General Reserve		19,311,183			19,311,183		
5- Cost Increase Fund		-			-		
6- Gain on Sale of Fixed Assets and Participations to be Added to Share Cap.		-			-		
7- Inflation Adjustment Difference on Equity		63,799,942			63,799,942		
F- Current Period Net Income		3,501,095	**3,501,095**		-	**-**	
G- Current Period Net Loss (-)		-	**-**		-1,567,249	**-1,567,249**	
H- Prior Period Losses (-)			**-36,522,339**			**-34,131,068**	
1- Inflation Adjustment Loss (-)		-36,522,339			-34,131,068		
2- 2001 Losses (-)		-			-		
TOTAL LIABILITIES AND EQUITY		193,132,540	193,132,540	193,132,540	168,426,204	168,426,204	168,426,204

(The accompanying notes form an integral part on these statements)

INCOME STATEMENT

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - NTL)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
A- GROSS SALES		**692,128,671**		**301,454,964**
1- Domestic Sales	607,806,347		256,623,613	
2- Export Sales	83,175,578		44,175,676	
3- Other Income	1,146,745		655,675	
B- SALES DEDUCTIONS (-)		-		-
1- Sales Returns (-)	-		-	
2- Sales Discounts (-)	-		-	
3- Other Deductions (-)	-		-	
C- NET SALES		**692,128,671**		**301,454,964**
D- COST OF SALES (-)		**(671,857,570)**		**(283,047,510)**
GROSS PROFIT		20,271,100		18,407,454
E- OPERATIONAL EXPENSES (-)		**(8,234,720)**		**(8,221,357)**
1- Research and Development Expenses (-)	(235,970)		(577,348)	
2- Marketing and Selling Expenses (-)	(1,832,517)		(1,384,223)	
3- General Administrative Expenses (-)	(6,166,233)		(6,259,786)	
GROSS OPERATIONAL PROFIT		12,036,381		10,186,097
F- OTHER OPERATIONAL INCOME AND PROFITS		**12,525,067**		**32,475,329**
1- Dividend Income From Participations	-		-	
2- Dividend Income From Associated Companies	-		-	
3- Interest and Other Dividend Income	4,114		22	
4- Other Operational Income and Profits	12,520,954		32,475,307	
G- OTHER OPERATIONAL EXPENSES (-)		**(10,303,241)**		**(25,808,841)**
H- FINANCIAL EXPENSES (-)		**(4,636,706)**		**(7,272,816)**
1- Short Term Financial Expenses (-)	(4,636,706)		(7,272,816)	
2- Long Term Financial Expenses (-)	-		-	
NET OPERATIONAL PROFIT		9,621,500		9,579,768
I- EXTRAORDINARY INCOME AND PROFIT		**299,266**		**88,937**
1- Reversal of Prior Period Provisions	-		-	
2- Previous Period Income and Profits	-		-	
3- Other Extraordinary Income and Profits	299,266		88,937	
J- EXTRAORDINARY EXPENSES AND LOSSES		-		**(260)**
1- Non Operational Division Expenses and Losses (-)	-		-	
2- Previous Period Expenses and Losses (-)	-		(260)	
3- Other Extraordinary Expenses and Losses (-)	-		-	
K- MONETARY GAIN/(LOSS)		**(6,419,671)**		**(11,235,695)**
NET INCOME/(LOSS) BEFORE TAXATION		3,501,095		(1,567,249)
L- TAX PROVISIONS		-		-
1- Current Year Tax Provision (-)	-		-	
NET INCOME/(LOSS) FOR THE PERIOD		3,501,095		(1,567,249)

(The accompanying notes form an integral part on these statements)

COST OF SALES

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED STATEMENT OF COST OF SALES FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - NTL)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
PRODUCTION COST		183,759,100		114,859,972
A- Direct Raw Material and Other Mat. Expense	182,319,993		112,332,842	
B- Direct Labour Expense (+)	1,075,039		1,038,214	
C- General Production Cost	1,051,895		643,742	
D- Work in Process Application	(687,826)		845,175	
1- Beginning Inventory (+)	3,364,494		4,209,668	
2- Ending Inventory (-)	(4,052,320)		(3,364,494)	
COST OF GOODS PRODUCED		183,759,100		114,859,972
E- Change in Goods Inventory		1,037,973		(1,165,622)
1- Beginning Inventory (+)	5,796,675		4,631,054	
2- Ending Inventory (-)	(4,758,702)		5,796,675	
I- COST OF GOODS SOLD (PRODUCT)		**184,797,074**		**113,694,351**
TRADE OPERATIONS				
A- Beginning Finished Goods Inventory (+)	9,086,305		8,633,532	
B- Purchases in the Period (+)	492,726,553		169,805,932	
C- Ending Finished Goods Inventory (-)	(14,752,361)		(9,086,305)	
II- COST OF GOODS SOLD (TRADE)		**487,060,497**		**169,353,159**
III- COST OF SERVICES RENDERED		-		-
COST OF SALES (I+II+III)		671,857,570		283,047,510

CASH FLOW STATEMENT

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - NTL)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
A- CASH AT THE BEGINNING OF THE PERIOD		694,428		522,178
B- CASH INFLOWS WITHIN THE PERIOD		688,693,517		371,264,965
1- Cash from Sales		**672,306,285**		**317,593,600**
a) Net Sales	692,128,671		301,454,964	
b) Decrease in Trade Receivables	-		16,138,636	
c) Increase in Trade Receivables (-)	(19,822,385)		-	
2- Cash from Other Operations		**12,525,067**		**34,475,329**
3- Cash Received from Extraordinary Income and Profit		**299,266**		**88,937**
4- Cash Received from Increase in Short Term Liabilities		**3,154,697**		**153,957**
(Not Related To Purchases)				
a) Securities Issued	-		-	
b) Loans Received	2,318,581		157,624	
c) Other Increases	836,116		(3,667)	
5- Cash Received from Increase in Long Term Liabilities		**389,591**		**872,536**
(Not Related To Purchases)				
a) Securities Issued	-		-	
b) Loans Received	118,371		853,623	
c) Other Increases	271,221		18,913	
6- Cash Received from Share Capital Increase		-		**20,035,881**
7- Cash Received from Share Premium		-		-
8- Other Cash Inflows		**18,610**		**44,725**
C- CASH OUTFLOWS WITHIN THE PERIOD		688,692,364		371,092,714
1- Cash Outflows due to Costs		**657,781,229**		**256,654,453**
a) Cost of Sales	671,857,570		283,047,510	
b) Increase in Inventories	5,024,652		-	
c) Decrease in Trade Payables (Arising from Purchases)			-	
d) Increase in Trade Payables (-) (Arising from Purchases)	(19,100,993)		(2,008,388)	
e) Expenses not Requiring Cash Payments Such as				
Depreciation and Provisions (-)	-		-	
f) Decrease in Inventories (-)	-		(24,384,668)	
2- Cash Outflows Due To Operating Expenses		**6,702,480**		**7,080,188**
a) Research and Development Expenses	235,970		577,348	
b) Marketing, Sales and Distribution Expenses	1,832,517		1,384,223	
c) General Administration Expenses	6,166,233		6,259,786	
d) Expenses Requiring Cash Payments Such as				
Depreciation and Provisions (-)	(1,532,239)		(1,141,169)	
3- Cash Outflows Related to Other Expenses and Losses		**10,303,241**		**25,808,841**
a) Ordinary Expenses and Losses	10,303,241		25,808,841	
b) Expenses Requiring Cash Payments Such as				
Depreciation and Provisions (-)	-		-	
4- Cash Outflows due to Financial Expenses		**4,636,706**		**7,272,816**
5- Cash Outflows due to Extraordinary Expenses and Losses	.	-		-
a) Extraordinary Expenses and Losses	-		260	
b) Expenses Requiring Cash Payments Such as				
Depreciation and Provisions (-)	-		(260)	
6- Cash Outflows Due to Net Monetary Position		**6,419,671**		**11,235,695**
7- Cash Outflows Due to Investment in Fixed Assets		**2,141,242**		**40,042,778**
8- Cash Outflows Due to Short Term Liability Payment				
(Not Related to Purchase)		-		**21,769,817**
a) Marketable Securities	-		-	
b) Loans Received	-		20,658,399	
c) Other Payment			1,111,418	
9- Cash Outflows Due to Long Term Liability Payment				
(Not Related to Purchase)		-		-
a) Marketable Securities	-		-	
b) Loans Received	-		-	
c) Other Payment	-		-	
10- Taxes and Other Similar Charges Paid		-		-
11- Dividends Payment		-		-
12- Other Cash Outflows		**707,793**		**1,228,124**
D- CASH AT THE END OF PERIOD (A+B-C)		695,581		694,428
E- INCREASE OR DECREASE IN CASH (B-C)		1,153		172,251

FUND FLOW STATEMENT

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC,
INFLATION ADJUSTED FUND FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - NTL)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
A- FUND SOURCES				
1- Funds Provided by Operations		**11,153,739**		**10,720,937**
a) Operating Income	9,621,500		9,579,768	
b) Depreciations (+)	1,423,767		1,033,911	
c) Exp, That Do Not Require Fund Outflow (+)	108,472		107,258	
d) Income That Does Not Provide Fund Inflow (-)				
2- Funds Provided by Extraordinary Income		**78,124**		**88,937**
a) Extraordinary Income	299,266		88,937	
b) Expenses That Do Not Require Fund Outflow (+)	-		-	
c) Income That Does Not Require Fund Inflow (-)	-		-	
3- Decrease in Current Assets		**113,718**		**40,410,403**
4- Decrease in Fixed Asset		**3,200**		**-**
5- Increase in Short Term Liabilities		**22,316,074**		**2,004,721**
6- Increase in Long Term Liabilities		**234,636**		**872,536**
7- Increase in Capital (Cash)		**-**		**20,035,881**
8- Share Premium		**-**		**-**
TOTAL FUNDS SOURCES		33,899,491		74,133,416
B- APPLICATION OF FUNDS				
1- Application of Funds Due to Operating		**-**		**-**
a) Operating Income	-		-	
b) Depreciations (+)	-		-	
c) Exp, That Do Not Require Fund Outflow (+)	-		-	
d) Income That Does Not Provide Funds Inflow (-)	-		-	
2- Application of Funds Due to Extraordinary Funds		**-**		**-**
a) Extraordinary Loss	-		(260)	
b) Expenses That Do Not Require Fund Outflow (+)			260	
c) Income That Does Not Require Fund Inflow (-)	-		-	
3- Tax Paid		**-**		**-**
4- Dividend Payment		**-**		**-**
a) Paid Before Prior Period	-		-	
b) Distributed Reserves	-		-	
5- Increase in Current Assets		**24,837,767**		**318,268**
6- Increase in Fixed Assets (Excluding Revaluation)		**2,141,242**		**39,992,770**
7- Decrease in Short Term Liabilities		**500,811**		**22,586,683**
8- Decrease in Long Term Liabilities		**-**		**-**
9- Net Monetary Position Loss		**6,419,671**		**11,235,695**
10- Decrease in Capital		**-**		**-**
TOTAL FUNDS APPLICATION		33,899,491		74,133,416

DISTRIBUTION OF PROFIT

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED DISTRIBUTION OF PROFIT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - NTL)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
A- DISTRIBUTION OF PERIOD PROFIT				
1- Period Profit		3,501,095		(1,567,249)
2- Accumulated Deficit (-)		(36,522,339)		(34,131,068)
3- Taxes to be Paid (-)				
a- Corporations Tax				
b- Deduction of Income Tax				
c- Other Taxes etc.				
4- First Legal Reserves (-)		-		-
NET DISTRIBUTABLE PERIOD PROFIT		-		-
5- First Dividend to Shareholders (-)				
a) To Owners of Ordinary Share Certificates				
b) To Owners of Registered Share Certificates				
6- Dividend to Employees and Workers				
7- Dividend to Board of Directors				
8- Second Dividend to Shareholders				
a- To Owners of Ordinary Share Certificates				
b- To Owners of Registered Share Certificates				
9- Second Legal Reserves				
10- Statutory Reserves				
11- Special Reserves				
EXTRAORDINARY RESERVES				
B- DISTRIBUTION OF RESERVES				
1- To Shareholders				
a- To Owners of Ordinary Share Certificates				
b- To Owners of Registered Share Certificates				
2- To Employees and Workers				
3- To Board of Directors				
C- PROFIT PER SHARE (NTL/%)				
1- To Owners of Ordinary Share Certificates (NTL/%)				
2- To Owners of Registered Share Certificates (NTL/%)				
D- DIVIDEND PER SHAPE				
1- To Owners of Ordinary Share Certificates (NTL/%)				
2- To Owners of Registered Share Certificates (NTL/%)				

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
NOTES TO THE INFLATION ADJUSTED BALANCE SHEET
AS OF DECEMBER 31, 2004

(NTL in full unless otherwise indicated)

1- The Company's field of activity: Production and domestic and international sales of jewellery made of gold and silver.

2- Name of the shareholders having share percentage of 10% or above:

	December 31, 2004		December 31, 2003	
Name	**Share %**	**Amount**	**Share %**	**Amount**
Goldart Holding Inc.	38.30%	30,638,398.-	38.30%	30,638,398.-
Public Offering	61.70%	49,361,600.-	61.70%	49,361,600.-
Other		2.-		2.-
Total		80,000,000.-		80,000,000.-
Effect of Inflation Adjustment		58,441,850.-		58,441,850.-
Total		138,441,850.-		138,441,850.-

3- Privileges given to the shares representing the capital (separate as regards of class of shares and type of privileges):

Type	Class	Unit	Privileges
To the Name	A	6,796,608,000.-	Electing the members and auditors of Board of Directors
To the Name	B	679,660,800.-	Electing the members and auditors of Board of Directors

4- The amount of the Company's registered capital: The registered capital of the Company has been increased to NTL 250,000,000 following the article of Capital Market Board dated 21 June 2002, No: OFD/673-8175 (December 31, 2003: NTL 250,000,000.-)

5- Capital increases during the current year and their sources:

December 31, 2004

None

December 31, 2003

Date of Increase	Amount of Increase	Cash	Reserves	Premium Shares
22 May 2003	17,600,000.-	17,600,000.-	-	-

Inflation adjusted value of the capital increase is amounting to NTL 19,960,443.-

6- Securities other than the securities issued during the year: None (December 31, 2003: None.)

7- Securities representing the borrowings redeemed during the year: None (December 31, 2003: None.)

8- Fixed asset movements during the current period:

	December 31, 04	December 31, 03
a) Cost of purchased, manufactured or constructed tangible fixed assets:	903,649.-	854,262.-
b) Cost of disposed or worn-out tangible fixed assets:	-	-
c) Increase in revaluation during the current period:	-	-
d) Nature, total amount, starting and ending dates and completion percentage of the investments in construction	-	-

December 31, 2004:

Subject	*: Completion Investment*
Total amount	: 3,293,598.-NTL
Starting date	: Oct. 31, 2001
Ending date	: Jan. 29, 2005
Completion Percentage (*)	: 94.17 % has been completed.

December 31, 2003:

Subject	: Completion Investment
Total amount	: 3,522,149.-NTL
Starting date	: Oct. 31,2001
Ending date	: Dec. 29,2005
Completion Percentage(*)	: 67.6% has been completed

(*)Completed investments have been reflected to the relevant fixed assets account as of December 31,2004.

9- Total amount of investment allowance that will be used in the current and future periods:
NTL 3,293,598. - (December 31, 2003: NTL 3,522,149.-)

10- Receivable-payable relationship of the Company with the shareholders, associated companies and participations: None (December 31, 2003: None.)

11- Changes in valuation and depreciation methods applied on inventories and *other balance sheet items in respect to prior year; changes made on these and* other accounting policies, monetary effects of these changes and possible developments and reasons that will change the assumptions regarding the continuity and periodicity assumptions of the enterprise:

a) Summary of Significant Accounting Policies: The Company maintains its books of account and prepares its statutory financial statements in accordance with the Article XI, No. 20 and the other articles which are made changes in mentioned notifications issued by the Turkish Capital Markets Board (CMB). In order to avoid the negative effects of changes in purchasing power of Turkish Liras to financial statements, current and previous financial statements have been restated in line with purchasing power at the end of the period.

b) The Methods of Inflation Adjustments Applied: The terminology of financial statement items in purchasing power of Turkish Liras at the balance sheet date means that restating non-monetary items as to their current values by multiplying the amount with appropriate indices after necessary adjustments according to Article XI ; No: 20 issued by CMB.

Date	Index	Conversion Factors
31 December 2004	8,403.8	1,0000
31 December 2003	7,382.1	1,1384
31 December 2002	6,478.8	1,2971

c) Assets and Payables Denominated In Foreign Currency: Assets and payables denominated in foreign currency have been translated into New Turkish Lira by the Central Bank of Turkey's period end buying and selling exchange rates, respectively. The exchange rate differences arising from the translation of the mentioned foreign currency items into New Turkish Lira, have been reflected to the relevant balance sheet and income and expense accounts.

d) Valuation of Receivables and Payables: Receivables and payables are stated at their recorded values. The Company does not apply any maturity differences for the due sales. A portion of the purchase payments are realized in cash. As costs of payables are accounted in financial expenses no rediscounting has been applied in line with Clause 23 of the Article of CMB, Series XI. No: 20.

e) Inventory: Inventory has been valued with FIFO method by using actual costing system. The Company is dealing with manufacturing and selling jewellery made of gold and silver and they are valued in accordance with Tax Procedural Law and Capital Markets Board legislation. According to the Capital Markets Board Article XI/1, No. 22, gold and other precious metals traded on stock exchanges and other organised markets are valued according to average of weighted average prices that occurred in the last 5 days before the day of balance sheet. Gold and other precious metals received within the 5 days before the day of balance sheet are valued with the lower one of the purchasing costs and weighted average price occurred in the day of balance sheet in the stock exchange or in the market. Under normal trading practices, gold and other precious metals whose market values are determined according to the gold or other precious metals they contain are also valued according to the method stated in this article. Surpluses based on valuations made according to the decrees of Capital Markets Board notification have been accounted under non-operative revenues and profits account. As the Company stated its period-end inventories in accordance with market values, additional inflationary restatement has not been applied.

f) Advances Given: The same inventory valuation method has been used for advances given to suppliers.

g) Financial Assets: Financial assets are presented over their restated values under the effect of inflation. The indices used in the restatement are based on the acquisition dates of those financial assets.

h) Tangible Fixed Assets: Tangible fixed assets are presented over their restated values. The indices used in the restatement are based on the acquisition dates of those financial assets.

ı) Intangible Assets:

aa) Research and development costs regarding manufacturing of new products, production method and system development projects are not charged to expense but stated as "Research And Development Expenses" in the balance sheet. These costs are amortized in 5 years as straight-line basis and reflected to the relevant period expenses.

bb) Brand costs are recorded under "Rights" in the balance sheet. These costs are amortized in 5 years as straight-line basis and reflected to the relevant period expenses.

cc) License costs are recorded under "Rights" in the balance sheet. These expenses are amortized and reflected to the relevant period expenses within the contract period.

dd) Preopening costs are amortized in 5 years as straight-line basis and reflected to the relevant period expenses.

i) Depreciation: Depreciation for both tangible and intangible fixed assets is calculated over their restated values under the effect of inflation by considering their useful economic lives. The useful lives used in calculation of depreciations are given below:

Account Name	Useful Life (Year)	Depreciation Percentage
Machinery and Equipments	10	10%
Motor Vehicles	5	20%
Furniture and Fixtures	5	20%
Preopening Costs	5	20%
Research and Development Costs	5	20%
Leasehold Improvements	5	20%

j) Current Period Tax Provision: According to tax law No: 25088 issued in the Official Gazette dated April 24, 2003; starting from April 24, 2003, companies are subject to the Corporation Tax (CT) at the rate of 30%. According to Provisional Article 32 of CT Law, for the period from January 1, 2004 to December 31, 2004, the CT Rate is applied as 33 %. The calculated tax is paid as of April 30, 2005 in one installment. Since the application of Fund Payment has been ceased effective January 1, 2004; an additional Fund Payment at the ratio at the rate of 10% will not be paid.

Undistributed profits including the extraordinary profits are not subject to Corporate Withholding Tax (CWT). (The inclusion of profit to the share capital is not considered as profit distribution.) In case of profit distribution, the profit distributed (including public companies) is subject to CWT at the rate of 10%.

Taxpayers are obliged to pay quarterly prepaid tax at the rate of 30% (According to Provisional Article 32 of CT Law, for the period from January 1, 2004 to December 31, 2004, the CT ratio is applied as 33%) over the net income calculated at the end of third, sixth, ninth and twelfth months .

According to Corporate Tax Law, the losses declared in the tax declaration form are deducted from the CT base within 5 years.

In accordance with the current regulation, the tax authorities may examine the company's tax declarations together with its related accounting records and if required may correct its tax calculations within five years. The Company's annual CT declaration is certified by a Certified Public Accountant.

k) Retirement Pay: Total of the probable amount of the personnel who get the right for retirement pay according to the Labour Law, is calculated and reflected to the general administrative expenses as provision for retirement pay.

l) Monetary Items: Monetary Items are stated in the balance sheet at their recorded values.

m) Revenues and Expenses: *Revenues and expenses are accounted as accrual* basis. Yearly average indice has been applied in restating the income statement items according to inflation.

n) Changes in accounting policies comparing to previous period: None.

o) Distribution of Financial Expenses: In previous periods, part of the financial expenses was directly charged to expense and other part was included in raw materials, production, merchandise and cost of fixed assets. For the current year, all of the financial expenses have been directly charged to expense.

12- *Matters arising subsequent to the balance sheet date and require explanation:*

Effective from January 1, 2005, the ceiling rate of retirement pay has been increased to NTL 1,649.

13- Information about conditional losses and profits:
None (December 31, 2003: None)

14- Information on accounting estimates which have a material impact on the Company's gross profit and their monetary effects: None (December 31, 2003: None.)

15- Total amount of mortgages and guarantees on assets: None (December 31, 2003: None.)

16- Total amount of insurance coverage over assets: NTL 86,759,358. - (December 31, 2003: NTL 52,193,569.-)

17- Total amount of mortgages and other guarantees received against receivables: None (December 31, 2003: None.)

18- Total amount of commitments not included in liabilities: The sum of guarantee notes and letter of guarantees given to the banks against the loans used by the Company is amounting to NTL 23,845,406.- as follows: (December 31, 2003: NTL 31,006,805.-)

	December 31, 2004	December 31, 2003
Guarantee Notes	20,905,028.-	27,650,972.-
Letters of guarantee	2,940,378.-	3,355,833.-
Total	23,845,406.-	31,006,805.-

19- Amount of blocked deposits in banks:
None (December 31, 2003: None.)

20- Information on the stock exchange market values of financial fixed assets and securities stated in the balance sheet according to their historical costs and information on the historical costs of financial fixed assets and securities that are recorded on the balance sheet according to their stock exchange market values:
None (December 31, 2003: None.)

21- Amount of securities issued by the Company's shareholders, associated companies and participations and their names:
None (December 31, 2003: None.)

22- The amount and description of the "other" items shown in the financial statements exceeding 20 percent its group that it belongs to and exceeding 5 percent of total assets:

BALANCE SHEET

	31.12.2004		31.12.2003	
D.4) Other Short Term Receivables		**89,671.-**		**4,985.-**
- *Export VAT to be refunded*	*89,671.-*		4,985.-	
F) Other Current Assets		**178,474.-**		**273,582.-**
- Business Advances	158,666.-		214,643	
- *Personnel Advances (travel)*	9,345.-		56,521	
- Prepaid Taxes and Funs	2,635.-		2,418	
- Transferred V.A.T.	7,828.-		-	
F) Other Fixed Assets		**76,827-**		**95,437.-**
- Prepaid Insurance Expenses	29,773.-		72,313	
- *VAT-Increase Cost in Corporation Tax Base*	-		18,913	
- Prepaid Advertising Expenses	47,054.-		4,211	
A.3.) Other Financial Payables		-		**157,624.-**
- Spot Loans	-		83,286	
- Financial Lease Payables	-		81,874	
- *Cost of Financial Lease Payables*	-		(7,536)	
E.2.) Reserve for Other Payables and Expenses		**204,798.-**		**144,414.-**
- *Short Term Interest Expense Accruals*	136,509.-		129,946	
- Audit Fee Expense Accruals	25,000.-		13,092	
- December Expense Accruals	43,289.-			
- *Retirement Pay Accruals*	-		1,376	
A.4) Other Financial Loans		**1,061,149.-**		**789,928.-**
- *Loans for Research Project Fund*	1,027,331.-		753,946	
- Financial Lease Payables	37,403.-		39,879	
- Cost of Financial Lease Payables	(3,585.-)		(3,897)	
C.4.) Postponed Payables to Governmental Agencies				**18,913.-**
Payables due to Increase in Tax Base	-		18,913.-	
E.2.) Reserve for Other Payables and Expenses		**15,995.-**		**215,097.-**
- Long Term Interest Expense Accruals	15,995.-		215,097	

INCOME STATEMENT

F.4) Other Income and Profits from Operations		**12,520,954.-**		**32,475,307**
- Foreign Exchange Gains	10,444,673.-		23,236,933	
- Gain on Valuation on Gold	2,076,281.-		9,238,374	
G) Expenses and Losses From Other Operations		**10,303,241.-**		**25,808,841**
- Foreign Exchange Losses	8,200,623.-		20,894,079	
- *Provision for the decrease in inventory*	2,102,020.-		4,914,762	
- Other	598.-		-	
I-3) Other Extraordinary Income and Profit		**299,266.-**		**88,937.-**
- Exhibition Participation Share Premiums Paid to Treasury	84,702.-		23,324.-	
- *Premium of Support and Price Stabilization* Fund paid to the Central Bank of Turkey	6,826.-		55,250.-	
- Donation Income from TTGV	152,933.-		-	
- *Balance Correction*	43,437.-		-	
- Other	11,368.-		10,363.-	

23- Details of receivables from and payables to the personnel that are included in the "Other receivables" and "Other short and long term payables" accounts which exceed 1 percent of total assets. None (December 31, 2003: None)

24- Totals of allowances for the doubtful receivables from the shareholders, associated companies and participations partners, affiliates and subsidiaries: None. (December 31, 2003: None)

25- Allowances for doubtful receivables that are due and not due (stated separately): None. (December 31, 2003: None)

26- The breakdown of associated companies and participations having managerial and indirect capital relationship with the Company; the name, share amount and percentage of the associated companies and participations; the net profit or loss of those companies stated in their last financial statements together with the reporting period, whether it is prepared according to the Standards set by CMB, whether it is audited by and independent auditing company and the information about the auditor's report whether it has unqualified or qualified opinion:

December 31,2004

	Share %	Share Amount	Profit or Loss for the Period
Participations			
Belgium Trading Company (*)	70%	47,432,149.-	(111,586.-)
Associated Companies			
Goldas Precios Metals Trading Inc. (**)	99.99%	999,996.-	(66,619.-)

* In accordance with the International Accounting Standards and the regulations of the Capital Markets Board, the company is not subject to independent auditing. The restated value of the participated company is NTL 56.175.047.-

** The company participated to Goldas Precios Metals Trading Inc. with 99.99% share which was established in October, 2004. The share amount NTL 999,996.- has been paid in cash in November, 2004 and in the same month NTL 835,039.- has been borrowed back from that company. The Company has accrued interest expense amounting to NTL 7,794.- for this loan. Restated value of the Goldas Precios Metals Trading Inc. is NTL 1,001,319.-

27- Amounts of free shares received from the capital increases made through internal sources in the associated companies and participations: None. (December 31, 2003: None.)

28- Rights and their amounts on the real estates: None (December 31, 2003: None.)

29- Revaluation made in the last three years on tangible fixed assets: The Company has not revalued its assets (December 31, 2003: The Company has not revalued its assets.)

30- Receivables and payables denominated in foreign currencies and detail of foreign currencies shown in the assets and their translation rates:

December 31, 2004:

CURRENCY	F/X RATE	F/C AMOUNT	NTL EQUIVALENT
CASH			
USD	1,341,200	292,805.00	392,710
EUR	1,825,500	124,472.00	227,224
BANKS			
USD	1,342,100	12,858.32	17,257
EUR	1,826,800	37.70	69
STG	2,576,500	4.07	10
CHF	1,180,600	0.70	1
RECEIVABLES			
USD	1,342,100	8,538,309.95	11,459,266
DEPOSITS AND GUARANTEES GIVEN			
USD	1,342,100	17,801.00	23,891
ADVANCES GIVEN			
USD	1,342,100	22,294.55	29,922
BUSINESS ADVANCES			
USD	1,342,100	42,309.72	56,784
EUR	1,826,800	17,875.30	32,655
CHF	1,180,600	18,593.30	21,951
JPY	12,913	640,000.00	8,264
PAYABLES			
USD	1,348,600	20,627,815.22	27,818,672
EUR	1,835,600	87,718.24	161,016
STG	2,590,000	82,457.78	213,566
BANK LOANS			
USD	1,348,600	17,832,269.93	24,048,599.23
EUR	1,835,600	782,367.17	1,436,113.00
ADVANCES RECEIVED			
USD	1,348,600	1,996,504.42	2,692,486
OTHER PAYABLES			
USD	1,348,600	761,776.00	1,027,331
EUR	1,835,600	22,329.31	40,988
BANK INTEREST ACCRUALS			
USD	1,348,600	6,290.36	8,483
EUR	1,835,600	4,092.05	7,511

December 31, 2003:

CURRENCY	F/X	F/C AMOUNT	NTL EQUIVALENT
CASH			
USD	1,394,858	119,933.00	167,290
EUR	1,743,850	21,000.00	36,621
CHF	1,115,074	2,000.00	2,230
BANKS			
USD	1,395,835	72,837.71	101,669
EUR	1,745,072	118.99	208
STG	2,476,610	7.60	19
RECEIVABLES			
USD	1,395,835	4,360,449.85	6,086,469
DEPOSITS AND GUARANTEES GIVEN			
USD	1,395,835	18,190.00	25,390
BUSINESS ADVANCES			
USD	1,395,835	33,087.22	46,184
EUR	1,745,072	35,126.54	61,298
STG	2,476,610	7,324.80	18,141
JPY	13,026	1,620,000.00	21,102
PERSONNEL ADVANCES			
USD	1,395,835	30,433.74	42,480
PREPAID EXPENSES			
USD	1,395,835	1,810.12	2,527
EUR	1,745,072	4,280.21	7,469
PAYABLES			
USD	1,402,567	960,682.88	1,347,422
EUR	1,753,489	65,594.25	115,019
STG	2,489,556	79,270.22	197,348
BANK LOANS			
USD	1,402,567	13,745,112.00	19,278,441
EUR	1,753,498	461,615.52	809,168
ADVANCES RECEIVED			
USD	1.402,567	1,999,953.42	2,805,069
OTHER PAYABLES			
USD	1,402,567	472,194.00	662,284
BANK INTEREST ACCRUALS			
USD	1,402,567	74,749.49	104,841
EUR	1,753,498	46,666.80	81,830

31- Amount of obligations such as guarantees, commitments and warranties and advances given for the shareholders, associated companies and participations:
None (December 31, 2003: None.)

32- Average number of employees according to their categories:

	Dec. 31, 2004	Dec. 31, 2003
Officer	61	56
Worker	176	151
Manager	34	32
Engineer	19	18
Total	**290**	**257**

33- Other matters that needs disclosure because of their significant impact on the financial statements or for the purpose of financial statements being interpretable, comprehensible and clear:

33.1. The Company has two subsidiaries, the one owned through its AHL Free Zone Branch and the other established in October, 2004. The financial statements of both companies have not been consolidated due to their immaterial operational volume according to the CMB Article XI/ 21, No. 6.

33.2. The recorded and inflation adjusted amounts of reserves and paid-in capital are as follows:

December 31, 2004;

	Recorded Amounts	Inflation Adjustment	Inflation Adjusted Amounts
Paid in Capital	80,000,000.-	58,441,850.-	138,441,850.-
Legal Reserves	2,939,697.-	2,261,137.-	5,200,834.-
Extraordinary Reserves	19,311,183.-	2,975,521.-	22,286,704.-
Share Premium	228,260.-	121,434.-	349,694.-
Total	102,479,140.-	63,799,942.-	166,279,082.-

December 31, 2003;

	Recorded Amounts	Inflation Adjustment	Inflation Adjusted Amounts
Paid in Capital	80,000,000.-	58,441,850.-	138,441,850.-
Legal Reserves	2,939,697.-	2,261,137.-	5,200,834.-
Extraordinary Reserves	19,311,183.-	2,975,521.-	22,286,704.-
Share Premium	228,260.-	121,434.-	349,694.-
Total	102,479.140.-	63,799,942.-	166,279,082.-

33.3. Items included to net monetary gain/loss but also required the disclosure shown in the income statement are as follows:

	31 December 2004 Restated Amounts	31 December 2003 Restated Amounts
Foreign Exchange Gains	10,444,673.-	23,236,932.-
Foreign Exchange Losses	(8,200,623.-)	(20,894,079.-)
Financial Expenses	(2,934,519.-)	(4,372,520.-)
TOTAL	**(690,469.-)**	**(2,029,667.-)**
Net Monetary Gain/Loss (Income Statement)	(6,419,671.-)	(11,235,695.-)
Total Net Monetary Gain/Loss	**(7,110,167.-)**	**(13,265,362.-)**

33.4 The Act No. 5083 related to The Republic of Turkey's Currency act was promulgated in the Official Newspaper No 25363 dated December 31, 2004. In accordance with this act, beginning 01 January 2005, new currency of Turkish Republic is determined as New Turkish Lira, and sub unit of New Turkish Lira is determined as New Kurus (NKr). In accordance with CMB's official correspondence No. MSD-A0/832-43399 dated December 31, 2004, the Company's financial statements and footnotes for both of the years ended December 31, 2004 and 2003 are prepared in NTL for comparison purpose.

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
NOTES TO THE INFLATION ADJUSTED INCOME STATEMENT
FOR THE PERIOD JANUARY 01—DECEMBER 31, 2004

(NTL in full unless otherwise indicated)

1- Depreciation and amortisation expenses of the period: Depreciation expense for the period is NTL 1,423,767.- (December 31, 2003: NTL 1,034,287.-)

	December 31, 2004	December 31, 2003
a) Depreciation expenses:	392,785.-NTL	262,471.-NTL
b) Amortization expenses:	1,030,982.-NTL	771,816.-NTL
TOTAL	**1,423,767.-NTL**	**1,034,287.-NTL**

2- Rediscounts and provisions for the period: Provisions for the period amounting to NTL 2,210,492.- are detailed as follows; (December 31, 2003: NTL 5,024,439.)

	December 31, 2004	December 31, 2003
a) Provision for retirement pay	108,472.-NTL	109,676.-NTL
b) Provision for the decrease in value of inventories	2,102,020.-NTL	4,914,763.-NTL
TOTAL	**2,210,492.-NTL**	**5,024,439.-NTL**

3- All financial expenses for the period: Financial expenses for the current period are NTL 4.636.706.- and all charged to expense.

December 31, 2003	***8,449,757.-NTL***
a) Charged to the cost of production	114,176.-NTL
b) Charged to period expense	7,272,817.-NTL
c) Charged to the cost of finished goods	97,911.-NTL
d) Charged to the cost of merchandise	610,382.-NTL
e) Charged to the operational expenses	354,471.-NTL

4- Financial expenses for the period related to the shareholders, associated companies and participations:

None (December 31, 2003: None.)

5- Sales and purchases to and from the shareholders, associated companies and participations:

	December 31, 2004		December 31, 2003	
	Purchases	Sales	Purchases	Sales
Goldart Holding Inc.	214,377.-	65,161.-	146,130.-	35,950.-

6- Interest, rent and other similar items received or paid to the shareholders, associated companies and participations:

As of December 31, 2004, NTL 15,529.- has been paid to the shareholders as office rent. (December 31, 2003: NTL 4,190.-). The Company has accrued NTL 7,794.-*interest expense for the loan amounting to NTL 835,039.- received from* its associated company, Goldas Precious Metals Trading Inc.

7- Total amount of salaries and other benefits provided during the current year to the executive managers as chairman of the board, general manager, general coordinator and deputy general manager:

NTL 445,357.- (December 31, 2003: NTL 554,930.-)

8- Depreciation methods and the increasing (+) or decreasing (-) effects arising from the changes in the methods for the period:

Straight-line depreciation method has been applied and there has been no change between the years.

9- Inventory costing systems (perpetual or periodic inventory costing) and methods (weighted average method, first-in-first-out (FIFO)method, moving average method):

Inventory costing has been done by using actual costing system with FIFO method.

10- Reasons for not making partial or complete physical inventory count, if there is such a situation:

Physical inventory count has been performed. (December 31, 2003: Physical inventory count has been performed.)

11- Separate total amounts of sub-product sales, scrap, idle materials and services which are included in the domestic and export sales account those exceeding 20% of gross sales:

None (December 31, 2003: None.)

12- Information on the incentives and subventions regarding company sales, if there are any:

None (December 31, 2003: None.)

13- Disclosure to the amounts and sources of the income and profits for the previous period together with expenses and losses for the previous period: None

(December 31, 2003: Expense of the previous period amount of NTL 260.- was generated from the correction on depreciation regarding Tübitak MAM Technology Free Zone Branch.)

14- Earnings per share to be stated separately for ordinary and privileged shares: (in full)

None (December 31, 2003: None)

15- Variations in production of goods and services realized by the Company within the period, stated separately for every main manufacturing group: (in grams)

a) December 31, 2004

TYPE	December 31, 2004	December 31, 2003
8K	321,157.07	21,805.19
9K	755,729.61	178,678.65
10K	115,942.80	29,369.07
14K	3,674,746.31	2,474,040.00
18K	3,788,438.91	2,581,498.65
22K	3,149,864.41	1,710,750.72
24K	82,145.50	-
Silver	1,428,427.14	387,786.00

b) December 31, 2003

TYPE	December 31, 2003	December 31, 2002
8K	21,805.19	46,488.43
9K	178,678.65	237,751.63
10K	29,369.07	120,196.85
14K	2,474,040.00	3,592,812.44
18K	2,581,498.65	3,956,162.04
22K	1,710,750.72	3,083,182.84
Silver	387,786.00	-

16- Variations in sales of goods and services realized by the Company within the *period, stated separately for every main sales group:* (in grams)

a) December 31, 2004

TYPE	December 31, 2004	December 31, 2003
8K	314,767.01	18,767.56
9K	739,253.99	174,545.51
10K	121,905.65	28,609.23
14K	3,626,209.62	2,494,697.54
18K	3,818,657.55	2,677,070.82
21K	3,325.00	-
22K	3,224,167.20	1,730,594.01
24K	23,426,976.10	7,880,180.25
Silver	36,569,903.99	242,180.86

b) December 31, 2003

TYPE	December 31, 2003	December 31, 2002
8K	18,767.56	53,655.3
9K	174,545.51	291,895.89
10K	28,609.23	119,903.34
14K	2,494,697.54	3,675,252.64
18K	2,677,070.82	4,850,751.49
21	-	39,286.00
22K	1,730,594.01	3,303,139.03
24K	7,880,180.25	6,073,008.51
Silver	242,180.86	91,573.47

INDEPENDENT AUDITOR'S REPORT

INFLATION ADJUSTED INDEPENDENT AUDITOR'S REPORT OF
GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
FOR THE YEAR ENDED DECEMBER 31, 2004

We have audited the inflation adjusted balance sheet of Goldas Jewellery Industry Import Export Inc. (the Company) as of December 31, 2004 and the related statement of income for the year then ended. Our audit was conducted in accordance with generally accepted auditing standards and therefore it includes examination of all accounting records related to the calculations and transactions and other auditing methods and techniques that we considered necessary.

For the purpose of compatibility with international presentation and providing convenience on behalf of the users, the financial statements stated in New Turkish Liras have been converted into US Dollars by using the year-end exchange rate.

The Company has two branches, AHL Free Zone and Tübitak Marmara Research Center Technology Free Zone. The accompanying financial statements are prepared with the inclusion of revenues and expenses of these free zone branches.

The Company has two subsidiaries, the one owned through AHL Free Zone Branch and the other one established in October, 2004. The financial statements of these subsidiaries have not been consolidated in accordance with Capital Markets Board's 6th clause of the Article XI No: 21 due to their low operational volume in 2004 (see notes to the balance sheet: 33.1).

The financial statements of the Company for the year ended December 31, 2003 has been audited by our firm and clean opinion has been given in the audit report.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Goldas Jewellery Industry Import Export Inc. as of December 31, 2004 and the results of its operations for the year then ended in accordance with generally accepted accounting principles issued by Capital Market Board.

Istanbul, February 18, 2005

KAPİTAL
Certified Public Accounting Inc.
Correspondent Firm of RSM International

Celal PAMUKÇU
Partner in Charge

BALANCE SHEET

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED BALANCE SHEET FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - USD)

ASSETS		CURRENT PERIOD December 31, 2004			PREVIOUS PERIOD December 31, 2003		
I- CURRENT ASSETS				98,422,070			67,497,180
A- Liquid Assets			**518,278**			**437,017**	
1- Cash		499,373			323,744		
2- Banks		18,905			113,273		
3- Other Liquid Assets		-			-		
B- Marketable Securities		-	-			-	
C- Short Term Trade Receivables			**60,845,281**			**38,915,807**	
1- Customers	Note, 11	60,837,781			38,908,306		
2- Notes Receivable		-			-		
3- Deposits and Guarantees Given		7,500			7,500		
4- Other Trade Receivables		-			-		
5- Rediscounts On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
D- Other Receivables			**66,814**			**3,137**	
1- Due from Shareholders		-			-		
2- Due from Participations		-			-		
3- Due from Associated Companies		-			-		
4- Other Short Term Receivables	Note, 22	66,814			3,137		
5- Rediscounts On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
E- Inventories	Note, 11		**36,858,715**			**27,969,049**	
1- Raw Materials and Supplies		5,650,121			4,345,052		
2- Work in Process		3,019,388			2,117,336		
3- Intermediary Goods		-			-		
4- Finished Goods		3,545,713			3,647,952		
5- Merchandises		10,950,988			5,710,788		
6- Other Inventories		41,010			7,387		
7- Provision For Inventories (-)		(1,000,071)			-		
8- Advances Given		14,651,566			12,140,534		
F- Other Current Assets	Note, 22		**132,981**			**172,170**	
II- LONG TERM ASSETS				45,481,171			38,496,456
A- Long Term Trade Receivables			**10,506**			**10,887**	
1- Customers		-			-		
2- Notes Receivable		-			-		
3- Deposits and Guarantees Given		10,506			10,887		
4- Other Long Term Trade Receivables		-			-		
5- Rediscount On Notes Receivable (-)		-			-		
6- Provision For Doubtful Receivables (-)		-			-		
B- Other Long Term Trade Receivables			-			-	
C- Financial Long Term Assets			**42,602,165**			**35,351,967**	
1- Long-Term Securities		-			-		
2- Provision For Long-Term Securities (-)		-			-		
3- Participations		41,856,082			35,351,967		
4- Capital Commitments to Participations (-)		-			-		
5- Provision For Participations (-)		-			-		
6- Associated Companies		746,083			-		
7- Capital Commitments to Associated Companies (-)		-			-		
8- Provision For Associated Companies (-)		-			-		
9- Other Long-Term Financial Assets		-			-		
D- Tangible Fixed Assets	Notes, 8, 11		**1,785,307**			**1,186,947**	
1- Land		-			-		
2- Land Improvements		-			-		
3- Buildings		-			-		
4- Machinery and Equipments		21,819,982			992,837		
5- Motor Vehicles		93,626			92,256		
6- Furniture and Fixtures		1,017,083			834,687		
7- Other Tangible Fixed Assets		-			-		
8- Accumulated Depreciation (-)		(1,145,384)			(732,833)		
9- Construction in Progress		-			-		
10- Advances Given		-			-		
E- Intangible Fixed Assets	Note, 11		**1,025,949**		-	**1,886,595**	
1- Preopening Costs		3,892			5,165		
2- Rights		162,500			209,757		
3- Research and Development Costs		756,064			1,546,178		
4- Other Intangible Fixed Assets		103,494			125,495		
5- Advances Given		-			-		
F- Other Long Term Assets	Note, 22		**57,244**			**60,060**	
TOTAL ASSETS		143,903,241	143,903,241	143,903,241	105,993,636	105,993,636	105,993,636

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED BALANCE SHEET FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - USD)

LIABILITIES		CURRENT PERIOD December 31, 2004			PREVIOUS PERIOD December 31, 2003		
I- SHORT TERM LIABILITIES				41,652,253			21,451,075
A- Financial Payables			17,267,224			13,124,905	
1- Bank Loans		17,267,224			13,025,709		
2- Current Maturity Loans and Accrued Int.		-			-		
3- Other Financial Liabilities	Note, 22	-			99,196		
B- Trade Payables			21,528,154			6,162,246	
1- Suppliers	Note, 11	21,528,154			6,162,246		
2- Notes Payable		-			-		
3- Deposits and Guarantees Received		-			-		
4- Other Trade Payables		-			-		
5- Rediscounts on Notes Payable (-)		-			-		
C- Other Short Term Payables			698,105			63,442	
1) Due to Shareholders		-			-		
2) Due to Participations		-			-		
3) Due to Associated Companies		622,188			-		
4) Accrued Expenses		-			-		
5) Taxes and Other Duties Payable		75,917			62,869		
6) Postponed Payables to Governmental Agencies		-			-		
7) Other Short Term Payables		-			573		
8) Rediscounts on Notes Payable (-)		-				-	
D- Advances Received			2,006,174			2,009,599	
E- Reserve For Payables and Expenses			152,595			90,883	
1- Reserve For Current Year Taxes		-			-		
2- Reserve For Other Payables and Expenses	Note, 22	152,595			90,883		
II- LONG TERM LIABILITIES				2,960,444			2,365,740
A- Financial Payables			2,512,122			1,876,581	
1- Bank Loans		1,721,459			1,379,465		
2- Bonds Issued		-			-		
3- Other Securities Issued		-			-		
4- Other Financial Payables	Note, 22	790,663			497,116		
B- Trade Payables			-			-	
C- Other Long Term Payables			-			11,903	
1- Due to Shareholders		-			-		
2- Due to Participations		-			-		
3- Due to Associated Companies		-			-		
4- Postponed Payables to Governmental Agencies	Note, 22	-			11,903		
5- Other Long Term Payables		-			-		
6- Rediscounts on Notes Payable (-)		-			-		
D- Advances Received			-			-	
E- Reserve For Payables and Expenses			448,322			477,257	
1- Reserve For Retirement Pay	Note, 11	436,404			341,893		
2- Reserve For Other Payables and Expenses	Note, 22	11,918			135,364		
III- SHAREHOLDERS' EQUITY				99,290,544			82,176,821
A- Share Capital	Notes, 2,3,4,5		59,608,077			57,313,364	
B- Capital Commitments (-)			-			-	
C- Share Premium			170,077			163,529	
D- Revaluation Fund			-			-	
1- Revaluation Fund on Fixed Assets		-			-		
2- Revaluation Fund of Participations		-			-		
3- Revaluation of Share in Stock Exchange		-			-		
E- Reserves			64,116,550			47,165,520	
1- Legal Reserves		2,190,371			2,106,049		
2- Statuary Reserves		-			-		
3- Special Reserves		-			-		
4- General Reserve		14,388,781			13,834,861		
5- Cost Increase Fund		-			-		
6- Gain on Sale of Fixed Assets and Participations to be Added to Share Cap.		-			-		
7- Inflation Adjustment Difference on Equity		47,537,398			31,224,610		
F- Current Period Net Income			2,608,670			-	
G- Current Period Net Loss (-)			-			-986,298	
H- Prior Period Losses (-)			-27,212,830			-21,479,295	
1- Inflation Adjustment Loss (-)		-27,212,830			-21,479,295		
2- 2001 Losses (-)		-			-		
TOTAL LIABILITIES AND EQUITY		143,903,241	143,903,241	143,903,241	105,993,636	105,993,636	105,993,636

INCOME STATEMENT

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
INFLATION ADJUSTED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(Currency - USD)

	CURRENT PERIOD December 31, 2004		PREVIOUS PERIOD December 31, 2003	
A- GROSS SALES		**515,705,738**		**189,711,025**
1- Domestic Sales	452,877,093		161,497,851	
2- Export Sales	61,974,203		27,800,547	
3- Other Income	854,441		412,628	
B- SALES DEDUCTIONS (-)		-		-
1- Sales Returns (-)	-		-	
2- Sales Discounts (-)	-		-	
3- Other Deductions (-)	-		-	
C- NET SALES		**515,705,738**		**189,711,025**
D- COST OF SALES (-)		**(500,601,721)**		**(178,126,884)**
GROSS PROFIT		15,104,016		11,584,142
E- OPERATIONAL EXPENSES (-)		**(6,135,697)**		**(5,173,848)**
1- Research and Development Expenses (-)	(175,821)		(363,336)	
2- Marketing and Selling Expenses (-)	(1,365,410)		(871,116)	
3- General Administrative Expenses (-)	(4,596,466)		(3,939,396)	
GROSS OPERATIONAL PROFIT		8,968,319		6,410,294
F- OTHER OPERATIONAL INCOME AND PROFITS		**9,332,440**		**20,437,308**
1- Dividend Income From Participations	-		-	
2- Dividend Income From Associated Companies	-		-	
3- Interest and Other Dividend Income	3,065		14	
4- Other Operational Income and Profits	9,329,375		20,437,294	
G- OTHER OPERATIONAL EXPENSES (-)		**(7,676,955)**		**(16,241,967)**
H- FINANCIAL EXPENSES (-)		**(3,454,814)**		**(4,576,914)**
1- Short Term Financial Expenses (-)	(3,454,814)		(4,576,914)	
2- Long Term Financial Expenses (-)	-		-	
NET OPERATIONAL PROFIT		7,168,989		6,028,720
I- EXTRAORDINARY INCOME AND PROFIT		**222,984**		**55,970**
1- Reversal of Prior Period Provisions	-		-	
2- Previous Period Income and Profits	-		-	
3- Other Extraordinary Income and Profits	222,984		55,970	
J- EXTRAORDINARY EXPENSES AND LOSSES		-		**(163)**
1- Non Operational Division Expenses and Losses (-)	-		-	
2- Previous Period Income and Profits (-)	-		(163)	
3- Other Extraordinary Income and Profits (-)	-		-	
K- MONETARY GAIN/(LOSS)		**(4,793,303)**		**(7,070,825)**
NET INCOME/(LOSS) BEFORE TAXATION		2,608,670		(986,298)
L- TAX PROVISIONS		-		-
1- Current Year Tax Provision (-)	-		-	
NET INCOME/(LOSS) FOR THE PERIOD		2,608,670		(986,298)

GOLDAS STORES

GOLDAS TAKSİM
Sıraselviler Cad. No:3 Taksim-Beyoğlu/İstanbul
Tel: 90(212) 292 8529-30 • e-mail: istanbul4@goldas.com

GOLDAS GALLERIA
Galleria Shopping Center B1 Blok 315 Ataköy/Istanbul
Tel: 90(212) 559 1168-75 • e-mail: istanbul3@goldas.com

GOLDAS PROFİLO
Cemal Sahir Cad. 26-28 Z32A Mecidiyeköy/Istanbul
Tel: 90(212) 217 6920-21 • e-mail: istanbul5@goldas.com

GOLDAS CAPITOL
Mahir İz Cad. No: 45 Kat: 1 Altunizade - Üsküdar/İstanbul
Tel: 90(216) 651 6571-72 • e-mail: istanbul6@goldas.com

GOLDAS ŞAŞKINBAKKAL
Bağdat Cad. No: 377 Şaşkınbakkal/İstanbul
Tel: 90(216) 357 5618 - 360 1963 • e-mail: istanbul2@goldas.com

GOLDAS ANKARA MİGROS
Migros Alışveriş Merkezi Zemin Kat No:18 Akköprü/Ankara
Tel: 90(312) 541 1244-45 • e-mail: ankara1@goldas.com

GOLDAS SİDE
Selimiye Mah. Liman Cad. No: 41 Side-Manavgat / Antalya
Tel: 90(242) 753 6644 • e-mail: antalya1@goldas.com

GOLDAS IKEA
142770 Moscow Region, Leninsky District, Kaluzhskoe shosse, Commercial Centre "MEGA"/Russia
Tel: +7(095) 775 11 50 • e-mail: moskow1@goldas.com

GOLDAS RAMSTORE-CITY
City of Moscow, 125445 Northern Administrative District, Pravoberezhnaya Str. estate 1/Russia
Tel: +7(095) 775 29 06-07 • e-mail: moskow2@goldas.com

GOLDAS IKEA 2
Mikroraion IKEA, g, Himki, Moskovskaia obl., 141400 Moscow/Russia
Tel: +7(095) 363 1098, 363 1099 • e-mail: moskow3@goldas.com

GOLDAS ARKADIA
Russian Federation, Moscow, 115184, Bolshoy Ovchinikovsky per,. Bld. 16 Commercial center "ARKADIA" Tel: +7(095) 975 87 91 • e-mail: moskow4@goldas.com

GOLDAS CENTRO OBERHAUSEN
Centro Allee 138 46047 Oberhausen Neuemitte Centro Oberhausen/Germany
Tel: +49(208) 456 6458-59 •e-mail:oberhausen1@goldas.com

GOLDAS ALMAMZAR
Al Mamzar Shopping Center Ground Floor G-14, P.O.Box 86426 Dubai/U.A.E
Tel:+971(4) 262 8633 • e-mail: dubai1@goldas.com

SILVER D'SIGN STORES

SILVER D'SIGN OPTIMUM OUTLET CENTER
Eryaman, Ayaş Yolu, No: 93 Zemin Kat, Dükkan No: 7-8 06930 / Ankara
Tel: 90(312) 280 0999 • e-mail: ankara1@silverdsign.com

SILVER D'SIGN ANTALYA DEEPO SHOPPING CENTER
Sinan Mah. Serik Cad. Havaalanı Yolu, Mağaza No: 59A Altınova/Antalya
Tel: 90(242) 340 4484 • e-mail: antalya1@silverdsign.com

REPRESENTATIVES

UK: GOLDART (UK) LTD.
100 Hatton Garden, Suite 115/116 London, EC1N 8NX
Tel: 44(20) 7831 7555 • (800) 917 0827 • Fax: 44(20) 7242 2999
e-mail: goldas.uk@goldas.com

U.S.A.: GOLDART INTERNATIONAL, INC.
1305 Franklin Avenue Suite: 245 Garden City, NY 11530
Tel: 1(516) 294 8370 • (800) 227 7489 • Fax: 1(516) 294 3888
e-mail: goldas.usa@goldas.com

GERMANY: GOLDAS GmbH
Königsallee 58b 40212 Düsseldorf - Germany
Tel: 49(211) 159 7126 - 27 • Fax: 49(211) 159 7128 • e-mail: goldas.de@goldas.com

RUSSIA: GOLDAS LTD.
Russian Federation, Moscow, 103006, Dolgorukovskaya st., Bld. 7 Sadovaya Plaza
Tel: 7(095) 933 1363 • Fax: 7(095) 933 1364 • e-mail: goldas.ru@goldas.com

U.A.E.: GOLDAS (L.L.C.)
Al Mamzar Center, 1st Floor, Office No:3, P.O.Box: 86426 Dubai
Tel: 971(4) 297 8088 • Fax: 971(4) 297 8188 • e-mail: goldas.uae@goldas.com

THAILAND: GOLDAS GENERAL TRADING CO. LTD.
919/512 Jewelery Trade Center Building 44. Floor Silom Road Bangrak, Bangkok 10500 Thailand
Tel: 66(2) 630 3434 • Fax: 66(2) 630 3435 • e-mail: goldas.th@goldas.com

GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
24, Kayalar Sokak Merter, 34169 Istanbul / Turkey
Tel: 90(212) 637 4000 • 444 GOLD • Fax: 90(212) 637 4007-08
e-mail: goldas.tr@goldas.com

www.goldas.com